07022199

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Samsung Electronics Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 09 2007
THOMSON FINANCIAL

FILE NO. 82- 03109 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dew

DAT : 4/4/07

PRICEWATERHOUSECOOPERS

ARLS
12-31-06

Samsung Electronics Co., Ltd.

Non-Consolidated Financial Statements

December 31, 2006 and 2005

SAMIL PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.

Non-Consolidated Financial Statements

December 31, 2006 and 2005

SAMIL PRICEWATERHOUSECOOPERS

www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have audited the accompanying non-consolidated balance sheets of Samsung Electronics Co., Ltd. (the "Company") as of December 31, 2006 and 2005, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Samsung Card Co., Ltd. and certain other investments accounted for using the equity method of accounting, which statements reflect 5% of the Company's total assets as of December 31, 2006 and 2005, and have contributed 5% and a negative 5% to the Company's net income before income tax for the years then ended, respectively. Those financial statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Samsung Card Co., Ltd. and certain other investments accounted for using the equity method of accounting, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Samsung Electronics Co., Ltd. as of December 31, 2006 and 2005, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Note 17 to the accompanying non-consolidated financial statements, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the "Shares"), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI. The Shares were to be disposed of by December 31, 2000, and if the sales proceeds fell short of ₩2,450 billion (the "Shortfall"), the Company and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion were to be distributed to the Company and the Affiliates. In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by the Company and the Affiliates.

As of the balance sheet date, the sale of the Shares has not been completed and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, the chairman of the Company, the Company and 27 of the remaining Affiliates, in connection with this agreement. The Creditors are claiming from Mr. Kun-Hee Lee, the Company and 27 of the Affiliates the agreed sales proceeds amount of ₩2,450 billion together with interest of 6% per annum from January 1, 2001, until the date the Company was served with court process and 20% per annum thereafter until settlement.

In addition, the Creditors are claiming from the Company and 27 of the Affiliates damages resulting from delays amounting to ₩2,287.9 billion (the "Damages"), the aggregate amount of monthly default interest calculated from January 1, 2001, at 19% per annum on ₩2,450 billion, with interest. Interest on the Damages has been calculated by applying 6% per annum on the monthly calculated Damages amount from the following month until the date the Company was served with court process and 20% per annum thereafter until settlement. Additional damage for delays, calculated at 19% per annum on ₩2,450 billion, is also being claimed by the Creditors from December 1, 2005, until settlement.

As of the balance sheet date, the outcome of this civil action is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
January 30, 2007

This report is effective as of January 30, 2007, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Assets				
Current assets				
Cash and cash equivalents	₩ 977,989	₩ 1,053,552	$ 1,052,733	$ 1,134,071
Short-term financial instruments (Note 4)	3,335,141	3,897,931	3,590,033	4,195,835
Short-term available-for-sale securities (Note 5)	2,058,781	1,917,122	2,216,126	2,063,640
Trade accounts and notes receivable, net of allowance for doubtful accounts (Note 6)	1,842,439	1,496,939	1,983,250	1,611,344
Other accounts and notes receivable, net of allowance for doubtful accounts (Note 6)	864,669	842,828	930,752	907,242
Inventories, net of valuation losses (Note 7)	3,219,474	2,909,447	3,465,526	3,131,805
Short-term deferred income tax assets (Note 24)	1,155,410	907,680	1,243,714	977,051
Prepaid expenses and other current assets	1,190,906	1,197,812	1,281,923	1,289,358
Total current assets	14,644,809	14,223,311	15,764,057	15,310,346
Lease receivables under finance lease (Note 8)	223,488	269,179	240,569	289,751
Property, plant and equipment, including revaluations, net of accumulated depreciation (Note 11)	28,820,442	24,650,194	31,023,081	26,534,116
Long-term available-for-sale securities (Note 9)	1,148,944	977,409	1,236,753	1,052,109
Equity-method investments (Note 10)	11,265,083	8,891,880	12,126,031	9,571,453
Intangible assets, net of accumulated amortization (Note 12)	522,378	465,801	562,301	501,400
Long-term deposits and other assets, net (Note 13)	1,183,984	1,060,996	1,274,472	1,142,084
Total assets	₩57,809,128	₩50,538,770	$ 62,227,264	$ 54,401,259

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts and notes payable	₩ 1,869,101	₩ 1,867,185	$ 2,011,949	$ 2,009,887
Other accounts and notes payable	3,291,797	2,917,659	3,543,377	3,140,645
Accrued expenses (Note 16)	2,873,148	2,506,501	3,092,732	2,698,064
Income taxes payable	1,111,233	789,925	1,196,160	850,296
Other current liabilities	489,736	264,005	527,165	284,181
Total current liabilities	9,635,015	8,345,275	10,371,383	8,983,073
Foreign currency notes and bonds (Note 14)	87,317	95,557	93,990	102,860
Long-term advances received	340,033	505,950	366,020	544,618
Long-term accrued expenses (Note 16)	274,527	133,748	295,508	143,970
Deferred income tax liabilities (Note 24)	1,158,802	865,761	1,247,365	931,928
Accrued severance benefits,net (Note 15)	620,469	498,488	667,889	536,586
Other long-term liabilities	432,368	437,381	465,413	470,808
Total liabilities	12,548,531	10,882,160	13,507,568	11,713,843
Commitments and contingencies (Note 17)				
Shareholders' equity				
Capital stock (Note 18)				
Common stock	778,047	778,047	837,510	837,510
Preferred stock	119,467	119,467	128,597	128,597
Capital surplus				
Paid-in capital in excess of par value	4,403,893	4,403,893	4,740,466	4,740,466
Other capital surplus	1,963,351	1,961,422	2,113,404	2,111,326
Retained earnings (Note 19) (Net income of ₩7,926,087 million in 2006 and ₩7,640,213 million in 2005)	44,460,189	37,365,892	47,858,115	40,221,628
Capital adjustments				
Treasury stock (Note 21)	(7,520,023)	(5,970,778)	(8,094,750)	(6,427,102)
Others (Note 22)	1,055,673	998,667	1,136,354	1,074,991
Total shareholders' equity	45,260,597	39,656,610	48,719,696	42,687,416
Total liabilities & shareholders' equity	₩ 57,809,128	₩50,538,770	$ 62,227,264	$54,401,259

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the years ended December 31, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Sales (Note 26)	₩58,972,765	₩57,457,670	$ 63,479,833	$ 61,848,945
Cost of sales	42,359,753	40,158,150	45,597,151	43,227,287
Gross profit	16,613,012	17,299,520	17,882,682	18,621,658
Selling, general and administrative expenses	9,679,079	9,239,745	10,418,814	9,945,905
Operating profit	6,933,933	8,059,775	7,463,868	8,675,753
Non-operating income				
Interest and dividend income	257,417	229,654	277,090	247,206
Commission income	315,172	366,519	339,259	394,531
Gain on disposal of available-for-sale securities	58,980	33,271	63,488	35,814
Gain on disposal of property, plant and equipment	78,636	41,291	84,646	44,447
Foreign exchange gains	403,701	399,624	434,554	430,166
Gain on foreign currency translation (Note 28)	124,998	90,187	134,551	97,080
Gain on valuation of equity-method investments (Note 10)	1,798,505	1,131,014	1,935,958	1,217,453
Others	372,013	379,799	400,445	408,824
	3,409,422	2,671,359	3,669,991	2,875,521
Non-operating expenses				
Interest expenses	48,877	42,214	52,612	45,440
Loss on disposal of trade accounts and notes receivable	253,740	185,536	273,132	199,716
Donations	175,249	173,563	188,643	186,828
Loss on disposal of available-for-sale securities	3,691	21,533	3,973	23,179
Loss on disposal of property, plant and equipment	37,876	13,517	40,771	14,550
Foreign exchange losses	391,831	348,804	421,777	375,462
Loss on foreign currency translation (Note 28)	28,988	31,244	31,203	33,632
Loss on valuation of equity-method investments (Note 10)	92,553	972,173	99,626	1,046,473
Others	94,353	72,078	101,565	77,585
	1,127,158	1,860,662	1,213,302	2,002,865
Ordinary profit	9,216,197	8,870,472	9,920,557	9,548,409

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Extraordinary income	₩ -	₩ -	$ -	$ -
Extraordinary loss	-	-	-	-
Net income before income tax	9,216,197	8,870,472	9,920,557	9,548,409
Income tax expense (Note 24)	1,290,110	1,230,259	1,388,709	1,324,283
Net income	₩ 7,926,087	₩ 7,640,213	$ 8,531,848	$ 8,224,126
Basic earnings per share (Note 25) (in Korean won and U.S. dollars)	₩ 52,880	₩ 49,970	$ 56,921	$ 53,789
Diluted earnings per share (Note 25) (in Korean won and U.S. dollars)	₩ 52,120	₩ 49,128	$ 56,103	$ 52,883

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Appropriations of Retained Earnings
For the years ended December 31, 2006 and 2005
Date of appropriations: February 28, 2007 and February 28, 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Retained earnings before appropriations				
Unappropriated retained earnings carried over from the prior year	₩ 30	₩ 30	$ 32	$ 32
Interim dividends (Note 20) (Dividend rate: 10% in 2006 and 2005)	(74,386)	(76,652)	(80,071)	(82,510)
Net income	7,926,087	7,640,213	8,531,848	8,224,126
	7,851,731	7,563,591	8,451,809	8,141,648
Appropriations (Note 19)				
Reserve for business rationalization	1,000,000	1,000,000	1,076,426	1,076,426
Reserve for research and human resource development	4,000,000	4,000,000	4,305,705	4,305,705
Cash dividends (Note 20) (Common stock: 100% in 2006 and 2005) (Preferred stock: 101% in 2006 and 2005)	746,075	757,403	803,095	815,288
Reserve for loss on disposal of treasury stock	550,000	650,000	592,034	699,677
Reserve for capital expenditure	1,555,625	1,156,158	1,674,516	1,244,520
	7,851,700	7,563,561	8,451,776	8,141,616
Unappropriated retained earnings carried over to the subsequent year	₩ 31	₩ 30	$ 33	$ 32

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Cash flows from operating activities				
Net income	₩ 7,926,087	₩ 7,640,213	$ 8,531,848	$ 8,224,126
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	5,680,609	5,060,475	6,114,757	5,447,228
Provision for severance benefits	447,360	385,706	481,550	415,184
Loss on disposal of trade accounts and notes receivable	253,740	185,536	273,132	199,716
Loss on disposal of property, plant and equipment	37,876	13,517	40,771	14,550
Gain on disposal of property, plant and equipment	(78,636)	(41,291)	(84,646)	(44,447)
Loss on disposal of available-for-sale securities	3,691	21,533	3,973	23,179
Gain on disposal of available-for-sale securities	(58,980)	(33,271)	(63,488)	(35,814)
Loss on foreign currency translation	28,988	31,244	31,203	33,632
Gain on foreign currency translation	(124,989)	(90,187)	(134,541)	(97,080)
Gain on valuation of equity-method investments	(1,440,674)	(1,131,014)	(1,550,779)	(1,217,453)
Loss on valuation of equity-method investments	92,553	972,173	99,626	1,046,473
Deferred income taxes	(10,871)	(198,751)	(11,702)	(213,941)
Others	232,900	290,968	250,701	313,206
	12,989,654	13,106,851	13,982,405	14,108,559
Changes in operating assets and liabilities				
Increase in trade accounts and notes receivable	(616,437)	(372,311)	(663,549)	(400,765)
Decrease (Increase) in other accounts and notes receivable	(25,162)	93,912	(27,085)	101,089
Decrease (Increase) in inventories	(517,392)	24,910	(556,934)	26,814
Increase in trade accounts and notes payable	526	49,381	566	53,155
Increase in other accounts and notes payable	206,817	191,393	222,623	206,020
Increase in accrued expenses	428,275	183,115	461,006	197,110
Increase in long-term advance received	-	505,950	-	544,618
Increase in long-term accrued expenses	140,779	133,748	151,538	143,970
Increase (Decrease) in income taxes payable	316,171	(600,859)	340,335	(646,780)
Payment of severance benefits	(143,862)	(134,308)	(154,857)	(144,573)
Others	94,787	(391,381)	102,032	(421,293)
Net cash provided by operating activities	12,874,156	12,790,401	13,858,080	13,767,924

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Cash flows from investing activities				
Net increase in short-term financial instruments	₩ 562,790	₩ 288,775	$ 605,802	$ 310,845
Proceeds from disposal of short-term available-for-sale securities	3,704,638	3,574,058	3,987,770	3,847,210
Acquisition of short-term available-for-sale securities	(3,718,158)	(3,172,410)	(4,002,323)	(3,414,865)
Proceeds from disposal of property, plant and equipment	311,183	174,321	334,966	187,644
Acquisition of property, plant and equipment	(10,078,237)	(10,080,695)	(10,848,479)	(10,851,125)
Proceeds from disposal of long-term available-for-sale securities	3,183	21,574	3,426	23,223
Proceeds from disposal of equity-method investments	23,139	396,510	24,907	426,814
Acquisition of long-term available-for-sale securities	(18,539)	(30,074)	(19,956)	(32,372)
Acquisition of equity-method investments	(1,053,753)	(866,665)	(1,134,287)	(932,901)
Others	(217,475)	(250,658)	(234,096)	(269,816)
Net cash used in investing activities	(10,481,229)	(9,945,264)	(11,282,270)	(10,705,343)
Cash flows from financing activities				
Payment of dividends	(831,789)	(849,363)	(895,360)	(914,277)
Acquisition of treasury stock	(1,812,880)	(2,149,370)	(1,951,432)	(2,313,638)
Exercise of stock options	176,179	249,329	189,644	268,384
Net cash used in financing activities	(2,468,490)	(2,749,404)	(2,657,148)	(2,959,531)
Net increase (decrease) in cash and cash equivalents	(75,563)	95,733	(81,338)	103,050
Cash and cash equivalents				
Beginning of the year	₩ 1,053,552	₩ 957,819	$ 1,134,071	$ 1,031,021
End of the year	₩ 977,989	₩ 1,053,552	$ 1,052,733	$ 1,134,071

The accompanying notes are an integral part of these non-consolidated financial statements.

1. The Company

Samsung Electronics Co., Ltd. (the "Company") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, LCD, telecommunication products, digital appliances and digital media products.

The Company's shares of stock are publicly traded and all issued and outstanding shares are listed on the Korea Stock Exchange.

As of December 31, 2006, the major shareholders of the Company, including preferred shareholders, and their respective shareholdings, are as follows:

Name of Shareholder	Number of Shares	Percentage of Ownership (%)
Citibank N.A.	16,022,453	9.42
Samsung Life Insurance Co., Ltd.	10,690,171	6.28
Samsung Corporation	5,917,362	3.48
Lee Kun-Hee and related parties	4,790,712	2.82
National Pension Corporation	4,760,900	2.80
NTC-GOV SPORE	2,617,085	1.54
Samsung Fire & Marine Insurance Co., Ltd.	1,856,370	1.09

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. As SKFAS No. 18 through No. 20 became applicable to the Company on January 1, 2006, the Company adopted these statements in its financial statements as of and for the year ended December 31, 2006.

Use of Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from these estimates.

Cash, Cash Equivalents and Short-Term Financial Instruments
Cash and cash equivalents include cash on hand and in bank accounts, with original maturities of three months or less. Investments which are readily convertible into cash within four to 12 months of purchase are classified in the balance sheet as short-term financial instruments. The cost of these investments approximates fair value.

Marketable Securities
Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, except those securities that mature or are certain to be disposed of within one year, which are classified as current assets.

Cost is measured at the market value upon acquisition, including incidental costs, and is determined using the average cost method.

Available-for-sale securities are stated at fair value, while non-marketable equity securities are stated at cost. Unrealized holding gains and losses on available-for-sale securities are reported in a separate component of shareholders' equity under capital adjustments, which are to be included in current operations upon the disposal or impairment of the securities. In the case of available-for-sale debt securities, the difference between the acquisition cost after amortization using the effective interest rate method and the fair value is reported in equity as a capital adjustment.

Impairment resulting from the decline in realizable value below the acquisition cost , net of amortization, is included in current operations.

Equity-Method Investments
Investments in business entities in which the Company has control or the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company's share in the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders' equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits arising from intercompany transactions between the Company and its equity-method investee and subsidiaries are eliminated.

Differences between the investment amounts and corresponding capital amounts of the investees at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method. However, differences which occur from additional investments made after the Company obtains control and the investment becomes a subsidiary are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Assets and liabilities of the Company's foreign investees are translated at current exchange rates, while income and expense are translated at average rates for the period. Adjustments resulting from the translation process are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Certain equity-method investments are accounted for based on unaudited or unreviewed financial statements as the audited or reviewed financial statements of these entities are not available as of the date of this audit report.

Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory Valuation
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method, except for materials-in-transit which are stated at actual cost as determined using the specific identification method. Losses on valuation of inventories and losses on inventory obsolescence are recorded as part of cost of sales.

Property, Plant and Equipment and Related Depreciation
Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficit and deferred foreign exchange losses, if any. The remainder may be credited to other capital surplus or transferred to raise common stock. A new basis for calculating depreciation is established for revalued assets.

Depreciation is computed using the straight-line method over the following estimated useful lives:

	Estimated useful lives
Buildings and auxiliary facilities	15 and 30 years
Structures	15 years
Machinery and equipment	5 years
Tools and fixtures	5 years
Vehicles	5 years

Maintenance and Repairs
Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related asset are capitalized.

Intangible Assets
Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

	Estimated useful lives
Goodwill	5 years
Intellectual property rights	10 years
Other intangible assets	5 years

Leases
A lease which has substantially non-cancelable terms, and transfers the benefits and risks incidental to ownership from lessor to lessee is classified as a financing lease. All other leases are classified as operating leases.

Financing lease receivables are recorded at the present value of minimum lease payments. Accrued interest is recognized over the lease period using the effective interest rate method.

Operating lease assets are recognized as property, plant and equipment and depreciated using the same depreciation method used for other similar assets. Revenues from operating lease assets are recognized on a reasonable basis to reflect patterns of benefits over the lease term.

Discounts and Premiums on Debentures
The difference between the face value and the proceeds on issuance of the debenture is treated as either a discount or premium on the debenture, which is amortized over the term of the debenture using the effective interest rate method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face value of the debenture. Amortization of the discount or premium is treated as part of interest expense.

Stock and Debenture Issuance Costs
Stock issuance costs are charged directly to paid-in capital in excess of par value. Debenture issuance costs are recorded as a reduction of the proceeds from the issuance of the debenture.

Government Grants
Government grants received for the development of certain technologies are recorded as accrued income, and offset against relevant development costs as incurred.

Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

A portion of the accrued severance benefits of the Company are funded through a group severance insurance plan with Samsung Life Insurance Co., Ltd., and the amounts funded under this insurance plan are classified as a deduction from the accrued severance benefits liability. Subsequent contributions to the plan are made at the discretion of the Company.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Revenue Recognition
Sales of products and merchandise are recognized upon delivery when the significant risks and rewards of ownership of goods are transferred to the buyer. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Foreign Currency Translation
Assets and liabilities denominated in foreign currencies are translated into Korean won at the rate of exchange in effect as of the balance sheet date. Gains and losses resulting from the translation are reflected as either income or expense for the period.

Foreign currency convertible debentures are translated at the exchange rate that will be used at the time of conversion as prescribed in the terms of such debentures.

Deferred income tax assets and liabilities

Deferred income tax assets and liabilities are recognized based on estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred income tax assets and liabilities are computed on such temporary differences by applying statutory tax rates applicable to the years when such differences are expected to be reversed. Tax assets related to tax credits and exemptions are recognized to the extent of the Company's certain taxable income.

The balance sheet distinguishes the current and non-current portions of the deferred tax assets and liabilities, whose balances are offset against each other.

Long-Term Receivables and Payables

Long-term receivables and payables that have no stated interest rates or whose interest rates are different from the market rate are recorded at their present values using the market rate of discount. The difference between the nominal value and present value of the long-term receivables and payables are amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Stock-Based Compensation

The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued and charged to expense over the vesting period, with a corresponding increase in a separate component of shareholders' equity in other capital adjustments.

Earnings Per Share

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted earnings per share is calculated using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of common equivalent shares outstanding.

Provisions and Contingent Liabilities

When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

Asset Impairment

When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or the abrupt decline in the market value of the asset, the decline in value is deducted from the book value and recognized as an asset impairment loss in the current period.

Related Party Transactions

In accordance with SKFAS No. 20, *Related Party Disclosures*, which became applicable to the Company on January 1, 2006, key management compensation details and additional related party information including transactions, outstanding balances and the nature of the relationship have been disclosed (Note 26). The comparative footnotes have not been restated to reflect this new disclosure requirements.

3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩929 to US$1, the exchange rate in effect on December 31, 2006. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2005 U.S. dollar amounts, which were previously expressed at ₩1,013 to US$1, the rate in effect on December 31, 2005, have been restated to reflect the exchange rate in effect on December 31, 2006.

4. Cash Subject to Withdrawal Restrictions

As of December 31, 2006, cash deposits amounting to ₩26,692 million (2005: ₩33,582 million) are subject to withdrawal restrictions as they relate to government-sponsored research and development projects and other activities.

5. Short-Term Available-For-Sale Securities

Short-term available-for-sale securities as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)		2006		2005	Maturity
Financial institution bonds [1]	₩	589,697	₩	585,225	Within 1 year
Listed equities		-		166,199	
Beneficiary certificates [2]		1,469,084		1,114,543	Within 1 year
Others		-		51,155	-
	₩	2,058,781	₩	1,917,122	

[1] Include accrued interest income amounting to ₩5,022 million (2005: ₩3,551 million).

2 Beneficiary certificates as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)		2006		2005
Call loans	W	13,937	W	26,170
Certificate of deposit		400,824		179,851
Bonds		1,033,091		913,842

For the years ended December 31, 2006 and 2005, changes in valuation gain or loss on short-term available-for-sale securities are as follows:

2006

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2006	Valuation Amount	Included in Earnings	Balance at December 31, 2006	Balance at January 1, 2006	Valuation Amount	Included in Earnings	Balance at December 31, 2006
Beneficiary certificates	W 4,543	W 9,085	W 4,543	W 9,085	W -	W -	W -	W -
Financial institution bonds	-	-	-	-	(392)	(580)	(392)	(580)
Listed equities	-	-	-	-	(31,683)	-	(31,683)	-
	W 4,543	W 9,085	W 4,543	9,085	W(32,075)	W (580)	W (32,075)	(580)
Deferred income tax				(2,498)				160
				W 6,587				W (420)

2005

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2005	Valuation Amount	Included in Earnings	Balance at December 31, 2005	Balance at January 1, 2005	Valuation Amount	Included in Earnings	Balance at December 31, 2005
Beneficiary certificates	W 10,448	W 4,543	W 10,448	W 4,543	W -	W -	W -	W -
Financial institution bonds	21	-	21	-	(197)	(391)	(196)	(392)
Listed equities	-	-	-	-	(16,371)	(15,312)	-	(31,683)
	W 10,469	W 4,543	W 10,469	4,543	W(16,568)	W(15,703)	W (196)	(32,075)
Deferred income tax				(1,250)				8,821
				W 3,293				W (23,254)

6. Accounts and Notes Receivable

Accounts and notes receivable with respective allowance for doubtful accounts as of December 31, 2006 and 2005, consist of following:

(In millions of Korean won)		2006		2005
Trade accounts and notes receivable	₩	1,862,917	₩	1,513,151
Less: Allowance for doubtful accounts		(20,478)		(16,212)
	₩	1,842,439	₩	1,496,939
Other accounts and notes receivable	₩	872,093	₩	848,441
Less: Allowance for doubtful accounts		(7,372)		(5,586)
Discounts on present value		(52)		(27)
	₩	864,669	₩	842,828

Outstanding balance of trade accounts and notes receivable sold to financial institutions as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)		2006		2005
Export accounts and notes receivable with recourse	₩	4,123,562	₩	3,898,827
Export accounts and notes receivable without recourse		28,705		41,416
Trade notes receivable with recourse		-		2,167
Trade accounts receivable with recourse		36,075		2,652
Trade accounts receivable without recourse		49,037		16,997
	₩	4,237,379	₩	3,962,059

Accounts that are valued at present value under long-term installment transactions (including current portions) are as follows:

(In millions of Korean won) Accounts	Face Value	Discount	Present Value	Period	Weighted-Average Interest Rate (%)
Long-term loans and other receivables	₩227,948	₩32,047	₩195,901	2004.4 ~ 2012.11	3.1 ~ 8.0
Long-term payables and other payables	607,138	109,191	497,947	2002.3 ~ 2015.12	3.8 ~ 8.0

7. Inventories

Inventories, net of valuation losses, as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)		2006		2005
Finished goods and merchandise	₩	611,282	₩	577,241
Semi-finished goods and work-in-process		1,315,053		1,108,982
Raw materials and supplies		1,183,477		1,099,965
Materials-in-transit		109,662		123,259
	₩	3,219,474	₩	2,909,447

Inventories are insured against fire and other casualty losses for up to ₩3,520,620 million as of December 31, 2006 (2005: ₩2,980,651 million).

As of December 31, 2006, losses from valuation of inventories to net realizable value amounted to ₩136,497 million (2005: ₩105,154 million).

8. Leases

Details of material lease contracts of the Company are as follows:

(1) Finance lease

The Company provides S-LCD Corporation with machinery and equipment for five years from 2005. The minimum lease payments and their present values as of December 31, 2006 and 2005, are as follows:

	2006		2005	
	Minimum lease payments	Present values	Minimum lease payments	Present values
Within one year	₩ 90,686	₩ 69,348	₩ 89,291	₩ 63,331
From one year to five years	174,464	154,140	253,276	205,848
	265,150	₩ 223,488	342,567	₩ 269,179
Present value adjustment	(41,662)		(73,388)	
Financing lease receivables	₩ 223,488		₩ 269,179	

(2) Operating lease

The Company provides S-LCD Corporation with land and buildings for five years from 2005. The book value of leased properties is ₩373,979 million (2005: ₩400,830 million) and minimum lease payments as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)		2006		2005
Within one year	₩	59,122	₩	61,585
From one year to five years		123,887		183,152
	₩	183,009	₩	244,737

9. Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of December 31, 2006 and 2005, consist of the following:

		2006			2005
(In millions of Korean won)	Detail	Acquisition Cost	Market Value or Net Book Value	Recorded Book Value	Recorded Book Value
Listed equities [1]	(1)	₩ 320,854	₩ 1,015,590	₩ 1,015,590	₩ 846,388
Non-listed equities [1]	(2)	166,679	118,056	119,618	127,558
Government and public bonds		14,904	13,586	13,586	3,300
Funds		150	150	150	163
		₩ 502,587	₩ 1,147,382	₩ 1,148,944	₩ 977,409

[1] Excludes equity-method investees

(1) Listed equities

Listed equities as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won, number of shares and percentage)

	2006					2005
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Market Value	Recorded Book Value	Recorded Book Value
Samsung Heavy Industries Co., Ltd.	40,675,641	17.61	₩ 258,299	₩ 907,067	₩ 907,067	₩ 721,993
Samsung Fine Chemicals Co., Ltd.	2,164,970	8.39	45,678	50,444	50,444	71,985
The Shilla Hotels & Resorts	2,004,717	5.01	13,957	30,371	30,371	25,961
Cheil Communications Inc.	119,949	2.61	2,920	27,708	27,708	26,449
			₩ 320,854	₩1,015,590	₩1,015,590	₩ 846,388

The difference between the acquisition cost and fair value of the investments using the fair-value method is recorded under separate component of shareholders' equity as a capital adjustment.

(2) Non-listed equities

Non-listed equities as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won, number of shares and percentage)

			2006			2005
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value	Recorded Book Value
Related Parties						
Samsung Petrochemical Co., Ltd.	514,172	12.96	₩ 8,040	₩ 35,477	₩ 8,040	₩ 8,040
Samsung General Chemicals Co., Ltd.	1,914,251	3.91	19,143	29,415	19,143	19,143
Samsung Venture Investment Corporation	980,000	16.33	4,900	5,836	4,900	4,900
iMarketKorea Inc.	380,000	14.10	1,900	5,754	1,900	1,900
Samsung SDI Brasil Ltda.	2,025,165	0.09	3,068	136	55	55
International Cyber Marketing Inc. [1]	450,000	45.00	1,166	325	1,166	1,166
Samsung Semiconductor China R&D., Ltd. [1]	-	100.00	3,678	3,949	3,678	1,794
Hangzhou Samsung Eastcom Network Technology [2]	-	-	-	-	-	4,506
Samsung Telecommunications India [2]	-	-	-	-	-	5,175
Others [1]			4,760	6,604	1,828	2,254
Other Companies						
Kihyup Technology Banking Corporation	1,000,000	17.24	5,000	6,356	5,000	5,000
Pusan Newport Co., Ltd.	1,135,307	1.31	5,677	5,008	5,677	5,676
Bluebird Soft Inc.	140,000	17.00	10,199	2,249	2,441	2,441
SkyLife Broadcasting	600,000	0.71	3,344	482	3,000	3,344
TU Media Corp.	3,015,195	6.90	15,076	2,858	15,076	15,076
Symbian Ltd.	10,359,926	4.50	31,839	7,842	31,839	31,839
Beijing T3G Technology Co., Ltd.	-	16.26	9,164	1,745	9,164	7,732
Inphi Corporation	2,732,241	6.40	4,171	572	4,171	4,171
Others			35,554	3,448	2,540	3,347
			₩ 166,679	₩ 118,056	₩ 119,618	₩ 127,559

[1] As of December 31, 2006, these investments were not valued using the equity method of accounting due to the immateriality of their total asset balances.

[2] As of December 31, 2006, these investments which were valued using the cost method of accounting up to December 31, 2005, have been valued using the equity method of accounting as their total assets as of December 31, 2005, exceeded ₩7,000 million.

Losses on impairment of cost-method investments resulting from the decline in realizable value below the acquisition cost amounted to ₩1,150 million for the year ended December 31, 2006 (2005: ₩10,166 million).

As of December 31, 2006, the Company's investment in Pusan Newport Co., Ltd. are pledged as collateral against the investee's debt.

(3) Valuation Gain or Loss on Available-For-Sale Securities

For the years ended December 31, 2006 and 2005, changes in valuation gain or loss on long-term available-for-sale securities are as follows:

2006

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2006	Valuation Amount	Included in Earnings	Balance at December 31, 2006	Balance at January 1, 2006	Valuation Amount	Included in Earnings	Balance at December 31, 2006
Listed equities	₩525,539	₩169,202	₩ -	₩694,741	₩ -	₩ -	₩ -	₩ -
Government and public bonds	-	-	-	-	(375)	(1,318)	(375)	(1,318)
	₩525,539	₩169,202	₩ -	694,741	₩ (375)	₩ (1,318)	₩ (375)	(1,318)
Deferred income tax				(191,054)				362
				₩503,687				₩ (956)

2005

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2005	Valuation Amount	Included in Earnings	Balance at December 31, 2005	Balance at January 1, 2005	Valuation Amount	Included in Earnings	Balance at December 31, 2005
Listed equities	₩ 19,598	₩505,941	₩ -	₩525,539	₩ (9,814)	₩ 8,524	₩ (1,290)	₩ -
Government and public bonds	67	-	67	-	(132)	(375)	(132)	(375)
	₩ 19,665	₩505,941	₩ 67	525,539	₩ (9,946)	₩ 8,149	₩ (1,422)	(375)
Deferred income tax				(144,523)				103
				₩381,016				₩ (272)

10. Equity-Method Investments

Equity-method investments as of December 31, 2006, consist of the following:

(In millions of Korean won, number of shares and percentage)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung SDI Co., Ltd.	9,282,753	19.68	₩ 423,722	₩ 925,819	₩ 920,389
Samsung Electro-Mechanics Co., Ltd.	17,693,084	22.80	359,237	407,018	394,899
Samsung Kwangju Electronics Co., Ltd.	38,515,579	94.25	192,676	575,431	575,712
Samsung Card Co., Ltd.	46,520,268	46.85	1,649,413	852,982	972,965
Samsung Techwin Co., Ltd.	19,604,254	25.46	211,726	216,657	216,118
STECO Co., Ltd.	2,447,992	51.00	12,240	31,225	30,941
SEMES Co., Ltd.	1,277,390	63.87	8,579	41,961	(9,615)
Seoul Commtech Co., Ltd.	3,933,320	35.76	9,172	47,171	46,120
Samsung Economic Research Institute	3,576,000	29.80	17,880	24,153	23,535
Samsung SDS Co., Ltd.	11,977,770	21.27	12,753	151,457	125,614
Samsung Networks Inc.	23,955,550	23.07	5,214	46,368	45,024
Samsung Corning Co., Ltd.	3,665,708	45.29	94,263	233,498	233,484
Samsung Lions Co., Ltd.	55,000	27.50	275	-	-
Secron Co., Ltd.	405,000	50.63	2,025	17,756	1,373
Samsung Electronics Service Co., Ltd.	5,999,998	83.33	30,000	45,360	41,786
MEMC Electronic Materials Korea, Inc.	3,440,000	20.00	17,200	37,639	37,639
Samsung Corning Precision Glass Co., Ltd.	7,406,991	42.47	179,993	922,347	894,801
Samsung Thales Co., Ltd.	13,500,000	50.00	135,000	116,121	116,075
Living Plaza Co., Ltd.	766,660	100.00	100,006	137,979	122,994
Bluetek Co., Ltd.	5,998,648	100.00	29,993	143,471	137,423
Samsung Electronics Logitech Co., Ltd.	1,010,800	100.00	5,058	33,508	33,810
S-LCD Corp.	310,000,001	50.00	1,550,000	1,486,462	1,459,395
Bokwang FUND Ⅰ	75	50.00	7,500	7,428	7,422
SVIC FUND Ⅱ	-	99.00	-	3,563	3,563
SVIC FUND Ⅲ	42	99.00	4,158	2,884	2,884
SVIC FUND Ⅳ	985	65.67	98,500	98,077	98,077
SVIC FUND Ⅴ	297	99.00	29,700	14,000	14,000
SVIC FUND Ⅵ	265	99.00	26,532	24,337	24,337
SVIC FUND Ⅶ	149	99.00	14,850	15,096	15,096

(In millions of Korean won, number of shares and percentage)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung Electronics Canada Inc.	8	100.00	37,911	54,034	53,068
Samsung Electronics America Inc.	303,061	100.00	1,062,474	912,024	771,889
Samsung Electronics Latinoamerica (Zona Libre), S.A.	39,500	100.00	43,842	47,439	46,286
Samsung Electronics Mexico S.A. De C.V.	867,731	100.00	92,978	44,460	38,454
Samsung Electronics Argentina S.A.	21,854,000	98.00	26,256	5,216	4,689
Samsung Electronica Da Amazonia Ltda.	-	100.00	46,850	73,799	107,891
Samsung Electronics Iberia, S.A.	8,021,000	100.00	65,221	94,185	93,055
Samsung Electronics Nordic AB	1,000,000	100.00	16,153	32,217	29,623
Samsung Electronics Hungarian RT. Co., Ltd.	752,999	100.00	48,397	359,637	341,165
Samsung Electronics Portuguesa S.A.	1,751,000	100.00	12,594	21,236	20,500
Samsung Electronics France S.A.	2,700,000	100.00	39,433	96,360	89,318
Samsung Electronics (UK) Ltd.	113,939,253	100.00	187,907	293,616	269,509
Samsung Electronics Holding GmbH	-	100.00	77,610	178,360	136,513
Samsung Electronics Austria GmbH	-	100.00	9,614	13,217	13,109
Samsung Electronics Italia S.P.A.	677,000	100.00	56,779	78,923	71,154
Samsung Electronics Europe Logistics B.V.	1,306,435	100.00	18,314	34,346	5,067
Samsung Electronics Benelux B.V.	309,900	100.00	20,020	53,840	50,443
Samsung Electronics Poland, SP.ZO.O	105,519	100.00	20,098	33,022	31,860
Samsung Electronics South Africa (Pty) Ltd.	2,000,000	100.00	54,975	25,733	23,834
Samsung Electronics Slovakia s.r.o	-	55.69	22,731	136,062	130,276
Samsung Electronics Overseas B.V.	250	100.00	120	701	(11,330)
Samsung Electronics RUS Co.	-	100.00	46,909	47,875	46,242
Samsung Russia Service Center, Ltd.	-	100.00	707	6,671	6,377
Samsung Electronics Australia Pty. Ltd.	53,200,000	100.00	40,458	71,364	68,349
Samsung Electronics Malaysia SDN.BHD.	16,247,452	100.00	4,378	103,434	99,425

(In millions of Korean won, number of shares and percentage)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung Gulf Electronics Co., Ltd.	25	100.00	7,976	17,952	14,789
PT. Samsung Electronics Indonesia	45,680	99.99	56,910	131,086	122,500
Samsung Electronics Display (M) SDN.OMD. (HSD)	71,400,000	75.00	21,876	128,673	126,731
Samsung India Electronics Ltd.	180,120,828	100.00	87,063	71,596	70,501
Samsung India Software Operations Pvt. Ltd.	16,534	100.00	7,358	11,089	11,089
Samsung Telecommunications India	43,999,990	100.00	10,063	11,656	9,914
Samsung Asia Private Ltd.	42,911,351	70.00	20,454	233,756	217,075
Samsung Electronics Asia Holding Pte. Ltd.	-	100.00	79,352	77,758	77,758
Samsung Vina Electronics Co., Ltd.	-	80.00	13,532	14,780	15,963
Thai-Samsung Electronics Co., Ltd.	11,020,000	91.83	37,423	133,398	126,900
Syrian-Korean Telecommunication Equipments Manufacturing Establishment Co., Ltd.	-	49.00	2,061	3,683	3,356
Samsung Electronics Philippine Manufacturing Corp.	9,875,810	100.00	25,487	38,741	35,075
Samsung Malaysia Electronics SDN.BHD.	17,100,000	100.00	4,797	4,136	(1,410)
Samsung Electronics Hong Kong Co., Ltd.	274,249,999	100.00	48,397	60,104	46,932
Samsung Electronics Taiwan Co., Ltd.	27,270,000	99.99	7,385	54,684	38,518
Samsung Electronics Suzhou Semiconductor Co., Ltd.	-	100.00	170,223	206,126	187,694
Samsung (China) Investment Co., Ltd.	-	100.00	61,023	293,739	280,459
Samsung Electronics Huizhou Co., Ltd.	-	42.36	16,391	25,054	18,516
Tianjin Samsung Electronics Display Co., Ltd.	-	54.67	9,896	30,104	20,758
Suzhou Samsung Electronics Co., Ltd.	-	78.19	67,338	67,909	55,046
Tianjin Samsung Electronics Co., Ltd.	-	81.07	47,931	99,671	97,843
Samsung Electronics (Shandong) Digital Printing Co., Ltd. (formerly Shandong-Samsung Telecommunications Co., Ltd.)	-	90.00	32,263	53,708	37,784

(In millions of Korean won, number of shares and percentage)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Tianjin Samsung Telecom Technology Co., Ltd.	-	90.00	22,434	202,404	142,120
Samsung Electronics Suzhou Computer Co., Ltd.	-	87.60	11,078	63,929	60,361
Samsung Electronics Suzhou LCD Co., Ltd.	-	100.00	164,706	156,359	151,736
Shenzhen Samsung Kejian Mobile Telecommunication Technology Co., Ltd.	-	60.00	15,429	37,295	4,236
Shanghai Bell Samsung Mobile Communications Co., Ltd.	-	49.00	7,742	4,458	3,233
Shanghai Samsung Semiconductor Co., Ltd.	-	100.00	1,310	7,307	3,373
Samsung Electronics Hainan Fiberoptics Co., Ltd.	-	100.00	26,331	38,325	37,635
Hangzhou Samsung Eastcom Network Technology Co., Ltd.	-	70.00	4,506	4,076	3,851
Samsung Japan Co., Ltd.	795,000	50.96	54,024	113,556	21,878
TSST Japan Co., Ltd.	294	49.03	150,451	19,926	50,518
Samsung Yokohama Research Institute	122,000	100.00	64,766	49,741	49,724
			₩8,638,370	₩11,944,318	₩11,265,083

Equity-method investments as of December 31, 2005, consisted of the following:

(In millions of Korean won, number of shares and percentage)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung SDI Co., Ltd.	9,282,753	19.68	₩ 423,722	₩ 899,597	₩ 897,461
Samsung Electro-Mechanics Co., Ltd.	17,693,084	22.80	359,237	382,109	373,051
Samsung Kwangju Electronics Co., Ltd.	38,515,579	94.25	192,676	548,101	541,086
Samsung Card Co., Ltd.	232,601,342	46.85	1,649,413	685,049	805,094
Samsung Techwin Co., Ltd.	19,604,254	25.46	211,726	181,260	179,044
STECO Co., Ltd.	2,447,992	51.00	12,240	29,649	29,120
SEMES Co., Ltd.	1,262,390	63.12	7,702	31,577	(7,172)
Seoul Commtech Co., Ltd	3,933,320	35.76	9,172	41,417	40,129
Samsung Economic Research Institute	3,576,000	29.80	17,880	18,240	17,630
Samsung SDS Co., Ltd	11,977,770	21.27	12,753	102,200	79,187
Samsung Networks Inc.	23,955,550	23.07	5,214	35,638	34,142
Samsung Corning Co., Ltd.	3,665,708	45.29	94,263	253,913	253,342
Samsung Lions Co., Ltd.	55,000	27.50	275	-	-
Secron Co., Ltd.	405,000	50.63	2,025	12,626	1,286
Samsung Electronics Service Co., Ltd.	5,999,998	83.33	30,000	47,452	46,355
MEMC Electronic Materials Korea, Inc.	3,440,000	20.00	17,200	37,649	37,648
Samsung Corning Precision Glass Co., Ltd.	1,021,654	41.85	116,140	643,611	629,366
Samsung Thales Co., Ltd.	13,500,000	50.00	135,000	104,858	104,520
Living Plaza Co., Ltd.	766,660	100.00	100,006	134,704	118,389
Bluetek Co., Ltd.	5,998,648	100.00	29,993	129,976	118,408
Samsung Electronics Logitech Co., Ltd.	1,010,800	100.00	5,058	23,234	23,647
S-LCD Corp.	210,000,001	50.00	1,050,000	930,424	899,271

(In millions of Korean won, number of shares and percentage)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Bokwang FUND I	75	50.00	₩ 7,500	₩ 7,476	₩ 7,468
Bokwang FUND V	500	83.33	5,000	6,559	6,559
Bokwang FUND X	900	81.82	9,000	8,795	8,816
SVIC FUND Ⅱ	69	99.00	6,930	8,954	8,954
SVIC FUND Ⅲ	64	99.00	6,435	5,424	5,424
SVIC FUND Ⅳ	985	65.67	98,500	96,114	96,114
SVIC FUND V	297	99.00	29,700	10,799	10,799
SVIC FUND Ⅵ	265	99.00	26,532	25,804	25,804
SVIC FUND Ⅶ	149	99.00	14,850	14,874	14,874
Samsung Electronics Canada, Inc.	8	100.00	37,911	52,076	49,581
Samsung Electronics America, Inc.	270,061	100.00	752,109	496,715	367,392
Samsung Electronics Latin America (Zona Libre) S.A.	39,500	100.00	43,842	94,164	81,988
Samsung Electronics Mexico S.A. De C.V.	867,731	100.00	92,978	58,618	54,014
Samsung Electronics Argentina S.A.	22,300,000	100.00	26,803	5,950	5,433
Samsung Electronica Da Amazonia Ltda.	-	62.00	46,850	42,259	39,704
Samsung Electronics Iberia, S.A.	8,021,000	100.00	65,221	87,473	87,288
Samsung Electronics Nordic AB.	1,000,000	100.00	16,153	21,057	19,043
Samsung Electronics Hungarian RT. Co., Ltd.	752,999	100.00	48,397	193,849	179,384
Samsung Electronics Portuguesa S.A.	1,751,000	100.00	12,594	18,302	18,130
Samsung Electronics France S.A.	2,700,000	100.00	39,433	65,945	68,004
Samsung Electronics (U.K.) Ltd. (formerly known as Samsung Europe Plc.)	113,939,253	100.00	187,907	239,408	222,447

(In millions of Korean won, number of shares and percentage)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung Electronics Holding GmbH.	-	100.00	₩ 77,610	₩ 149,166	₩ 114,795
Samsung Electronics Italia, S.P.A.	677,000	100.00	56,779	60,856	59,273
Samsung Electronics Europe Logistics B.V.	1,306,435	100.00	18,314	29,836	11,676
Samsung Electronics Benelux B.V.	309,900	100.00	20,020	38,259	34,112
Samsung Electronics Poland, SP.ZO.O	105,519	100.00	20,098	28,548	26,996
Samsung Electronics South Africa (Pty) Ltd.	2,000,000	100.00	54,975	21,586	18,177
Samsung Electronics Slovakia s.r.o	-	55.69	22,731	53,054	50,546
Samsung Electronics Overseas B.V.	250	100.00	120	915	(20,229)
Samsung Electronics Australia Pty Ltd.	53,200,000	100.00	40,458	62,795	59,494
Samsung Electronics Malaysia SDN.BHD.	16,247,452	100.00	4,378	89,030	83,921
Samsung Gulf Electronics Co., Ltd.	25	100.00	7,976	18,070	14,016
PT Samsung Electronics Indonesia	45,680	99.99	56,910	128,699	122,418
Samsung Electronics Display (M) SDN.OMD(HSD)	71,400,000	75.00	21,876	113,007	105,747
Samsung India Electronics, Ltd.	180,120,828	100.00	87,063	57,466	53,577
Samsung India Software Operations Pvt. Ltd.	16,534	100.00	7,358	7,679	7,679
Samsung Asia Private, Ltd.	42,911,351	70.00	20,454	212,336	196,852
Samsung Vina Electronics Co., Ltd.	-	80.00	13,532	12,811	20,261
Thai-Samsung Electronics Co., Ltd.	11,020,000	91.83	37,423	123,754	115,004

(In millions of Korean won, number of shares and percentage)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Syrian-Korean Telecommunication Equipment Manufacturing Establishment Co., Ltd.	-	49.00	₩ 2,061	₩ 3,769	₩ 3,448
Samsung Electronic Philippine Manufacturing Corp.	9,875,810	100.00	25,487	33,772	33,302
Samsung Malaysia Electronics SDN. BHD.	17,100,000	100.00	4,797	3,762	(634)
Samsung Electronics Hong Kong Co., Ltd.	274,249,999	100.00	48,397	62,525	42,935
Samsung Electronics Taiwan Co., Ltd.	27,270,000	99.99	7,385	45,323	32,814
Samsung Electronics Souzhou Semiconductor Co., Ltd.	-	100.00	151,611	189,723	175,533
Samsung Investment Co., Ltd.	-	100.00	61,023	195,786	182,600
Samsung Electronics Huizhou Co., Ltd.	-	42.36	16,391	23,108	13,561
Tianjin Samsung Electronics Display Co., Ltd.	-	54.67	9,896	44,303	36,893
Souzhou Samsung Electronics Co., Ltd.	-	78.19	67,338	82,485	72,375
Tianjin Samsung Electronics Co., Ltd.	-	81.07	47,931	113,644	109,792
Samsung Electronics (Shandong) Digital Printing Co., Ltd. (formerly Shandong- Samsung Telecommunications Co., Ltd.)	-	90.00	32,263	43,543	29,448
Tianjin Samsung Telecom Technology Co., Ltd.	-	90.00	22,434	125,206	109,995
Samsung Electronics Suzhou Computer Co., Ltd.	-	87.60	11,078	45,688	42,230
Samsung Electronics Suzhou LCD Co., Ltd.	-	100.00	145,383	138,064	132,838

(In millions of Korean won, number of shares and percentage)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Shenzhen Samsung Kejian Mobile Technology Co., Ltd.	-	60.00	₩ 15,429	₩ 27,131	₩ 11,986
Shanghai Bell Samsung Mobile Communications Co., Ltd.	-	49.00	7,742	8,074	7,186
Shanghai Samsung Semiconductor Co., Ltd.	-	100.00	1,310	4,396	1,683
Samsung Electronics Hainan Fiberoptics Co., Ltd.	-	100.00	26,331	32,629	31,827
Samsung Japan Co., Ltd.	795,000	50.96	54,024	112,435	43,994
TSST Japan Co., Ltd.	294	49.00	150,451	7,593	52,304
Samsung Yokohama Research Institute	122,000	100.00	64,766	53,257	53,231
			₩7,597,943	₩9,437,982	₩8,891,880

Changes in goodwill (negative goodwill) for the years ended December 31, 2006 and 2005, are as follows:

(In millions of Korean won)

	2006				2005			
	Balance at Beginning of Year	Increase (Decrease)	Amortization (Reversal)	Balance at End of Year	Balance at Beginning of Year	Increase (Decrease)	Amortization (Reversal)	Balance at End of Year
Samsung Commtech Co., Ltd.	₩ (701)	₩ -	₩ (153)	₩ (548)	₩ -	₩ (764)	₩ (63)	₩ (701)
Samsung Corning Precision Glass Co., Ltd.	-	(9,761)	(1,790)	(7,971)	7,720	-	7,720	-
PT. Samsung Electronics Indonesia	2,884	-	911	1,973	3,794	-	910	2,884
Samsung (China) Investment Co., Ltd.	(558)	-	(372)	(186)	(930)	-	(372)	(558)
TSST Japan Co., Ltd.	44,712	-	14,120	30,592	58,831	-	14,119	44,712
Samsung SDI Co., Ltd.	-	-	-	-	1,154	-	1,154	-
Samsung Electro-Mechanics Co., Ltd.	-	-	-	-	3,798	-	3,798	-
Samsung Card Co., Ltd	-	-	-	-	(188)	-	(188)	-
Samsung SDS Co., Ltd.	-	-	-	-	238	-	238	-
Samsung Networks Inc.	-	-	-		(239)	-	(239)	-
Others	(51)	-	(45)	(6)	325	-	376	(51)
	₩ 46,286	₩ (9,761)	₩ 12,671	₩23,854	₩ 74,503	₩ (764)	₩ 27,453	₩ 46,286

Eliminated unrealized gains and losses as of December 31, 2006 and 2005, are as follows:

	2006			2005		
(In millions of Korean won)	Inventories	Property, Plant and Equipment and Intangible Assets	Total	Inventories	Property, Plant and Equipment and Intangible Assets	Total
Samsung Kwangju Electronics Co., Ltd.	₩ 6,905	₩ (51)	₩ 6,854	₩ (5,300)	₩ 69	₩ (5,231)
SEMES Co., Ltd.	1,577	(14,755)	(13,178)	(2,066)	(12,300)	(14,366)
Samsung SDS Co., Ltd.	(590)	(2,240)	(2,830)	(170)	(2,321)	(2,491)
Secron Co., Ltd.	(178)	(4,923)	(5,101)	(609)	(3,636)	(4,245)
Samsung Corning Precision Glass Co., Ltd.	(3,588)	(1,743)	(5,331)	(8,270)	2,237	(6,033)
Bluetek Co., Ltd.	4,926	187	5,113	(4,309)	(1,623)	(5,932)
Samsung Electronics France S.A.	(4,304)	-	(4,304)	515	-	515
Samsung Electronics (UK) Ltd.	(7,110)	(36)	(7,146)	3,306	(170)	3,136
Samsung Electronics Holding GmbH	(7,474)	(1)	(7,475)	7,415	(2)	7,413
Samsung Electronics Italia S.P.A.	(7,840)	-	(7,840)	5,602	-	5,602
Samsung Electronics Europe Logistics B.V.	(11,116)	(3)	(11,119)	(784)	-	(784)
Samsung Electronics Slovakia s.r.o	(3,265)	(13)	(3,278)	1,145	(372)	773
Samsung Electronics Overseas B.V.	9,111	2	9,113	(14,396)	2	(14,394)
Samsung Electronic Philippine Manufacturing Corp.	(3,419)	223	(3,196)	412	127	539
Samsung Electronics Hong Kong Co., Ltd.	6,650	(50)	6,600	3,228	(4)	3,224
Samsung Electronics Taiwan Co., Ltd.	(3,657)	-	(3,657)	4,175	2	4,177
Samsung Electronics Suzhou Semiconductor Co., Ltd.	(125)	(4,116)	(4,241)	(975)	(4,497)	(5,472)
Tianjin Samsung Telecom Technology Co., Ltd.	(41,756)	(3,316)	(45,072)	967	(2,211)	(1,244)
Shenzhen Samsung Kejian Mobile Telecommunication Technology Co., Ltd.	(17,172)	(742)	(17,914)	(12,679)	84	(12,595)
Samsung Japan Co., Ltd.	(31,819)	8,582	(23,237)	2,324	4,588	6,912
Others	(2,071)	(853)	(2,924)	5,147	(15,059)	(9,912)
	₩(116,315)	₩ (23,848)	₩(140,163)	₩ (15,322)	₩ (35,086)	₩(50,408)

Amounts in the table are eliminated unrealized gains and losses for the years ended December 31, 2006 and 2005, recognized as part of equity earnings (losses) from equity method investments.

The changes in the book values of equity-method investments for the years ended December 31, 2006 and 2005, are as follows:

(In millions of Korean won)

	2006			
	Balance at Beginning of Year	Earnings from Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung SDI Co., Ltd.	₩ 897,461	₩ 27,688	₩ (4,760)	₩ 920,389
Samsung Electro-Mechanics Co., Ltd.	373,051	13,552	8,296	394,899
Samsung Kwangju Electronics Co., Ltd.	541,086	34,626	-	575,712
Samsung Card Co., Ltd.	805,094	127,308	40,563	972,965
Samsung Techwin Co., Ltd	179,044	42,202	(5,128)	216,118
Samsung SDS Co., Ltd	79,187	44,981	1,446	125,614
Samsung Corning Co., Ltd.	253,342	(21,180)	1,322	233,484
Samsung Corning Precision Glass Co., Ltd.	629,366	374,313	(108,878)	894,801
Samsung Thales Co., Ltd.	104,520	11,555	-	116,075
Bluetek Co., Ltd.	118,408	20,139	(1,124)	137,423
S-LCD Corp.	899,271	61,289	498,835	1,459,395
Samsung Electronics America Inc.	367,392	146,837	257,660	771,889
Samsung Electronics Latinoamerica (Zona Libre), S.A.	81,988	4,754	(40,456)	46,286
Samsung Electronics Hungarian RT. Co., Ltd.	179,384	151,811	9,970	341,165
Samsung Electronics (UK) Ltd.	222,447	49,535	(2,473)	269,509
PT. Samsung Electronics Indonesia	122,418	19,193	(19,111)	122,500
Samsung Electronics Display (M) SDN.OMD. (HSD)	105,747	35,797	(14,813)	126,731
Samsung Asia Private Ltd.	196,852	21,132	(909)	217,075
Samsung (China) Investment Co., Ltd.	182,600	102,412	(4,553)	280,459
Tianjin Samsung Electronics Co., Ltd.	109,792	35,532	(47,481)	97,843
Tianjin Samsung Telecom Technology Co., Ltd.	109,995	39,513	(7,388)	142,120
Samsung Electronics Suzhou LCD Co.,Ltd.	132,838	6,852	12,046	151,736
Samsung Japan Co., Ltd.	43,994	(10,919)	(11,197)	21,878
TSST Japan Co., Ltd.	52,304	(3,182)	1,396	50,518
Others	2,104,299	370,212	103,988	2,578,499
	₩ 8,891,880	₩ 1,705,952	₩ 667,251	₩ 11,265,083

(In millions of Korean won)

	2005			
	Balance at Beginning of Year	Earnings from Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung SDI Co., Ltd.	₩ 824,324	₩ 57,393	₩ 15,744	₩ 897,461
Samsung Electro-Mechanics Co., Ltd.	368,342	(12,260)	16,969	373,051
Samsung Kwangju Electronics Co., Ltd.	491,897	49,189	-	541,086
Samsung Card Co., Ltd.	750,327	(604,043)	658,810	805,094
Samsung Techwin Co., Ltd	163,546	22,187	(6,689)	179,044
Samsung SDS Co., Ltd	50,260	28,967	(40)	79,187
Samsung Corning Co., Ltd.	360,281	(56,318)	(50,621)	253,342
Samsung Corning Precision Glass Co., Ltd.	450,584	313,428	(134,646)	629,366
Samsung Thales Co., Ltd.	88,578	15,942	-	104,520
Bluetek Co., Ltd.	98,907	17,970	1,531	118,408
S-LCD Corp.	1,020,781	(121,496)	(14)	899,271
Samsung Electronics America, Inc.	407,747	(23,685)	(16,670)	367,392
Samsung Electronics Latin America Panama (Zone) S.A.	68,842	9,194	3,952	81,988
Samsung Electronics Hungarian RT. Co., Ltd.	183,281	40,959	(44,856)	179,384
Samsung Electronics (U.K.) Ltd. (formerly Samsung Europe Plc.)	224,941	24,010	(26,504)	222,447
PT Samsung Electronics Indonesia	102,330	29,305	(9,217)	122,418
Samsung Electronics Display (M) SDN.OMD(HSD)	81,105	37,034	(12,392)	105,747
Samsung Asia Private, Ltd.	184,863	13,314	(1,325)	196,852
Samsung Investment Co., Ltd.	159,968	30,580	(7,948)	182,600
Tianjin Samsung Electronics Co., Ltd.	70,664	52,348	(13,220)	109,792
Tianjin Samsung Telecom Technology Co., Ltd.	51,827	84,864	(26,696)	109,995
Samsung Electronics Suzhou LCD Co., Ltd.	128,004	4,868	(34)	132,838
Samsung Japan Co., Ltd.	42,780	15,082	(13,868)	43,994
TSST Japan Co., Ltd.	107,896	(59,947)	4,355	52,304
Others	1,871,136	189,956	43,207	2,104,299
	₩ 8,353,211	₩ 158,841	₩ 379,828	₩ 8,891,880

Financial information of investee companies as of December 31, 2006 and 2005, and for the years then ended follows:

(In millions of Korean won)

	2006			
	Assets	Liabilities	Sales	Net income (loss)
Samsung SDI Co., Ltd.	₩ 6,399,632	₩ 1,694,492	₩ 4,907,618	₩ 91,446
Samsung Electro-Mechanics Co., Ltd.	3,061,143	1,275,989	2,393,645	96,896
Samsung Kwangju Electronics Co., Ltd.	799,691	189,150	2,033,550	28,998
Samsung Card Co., Ltd.	11,222,023	9,401,471	2,288,190	271,870
Samsung Techwin Co., Ltd	1,776,634	925,667	2,868,706	160,262
Samsung SDS Co., Ltd	1,272,924	560,871	2,100,034	220,863
Samsung Corning Co., Ltd.	643,691	128,108	481,701	(47,868)
Samsung Corning Precision Glass Co., Ltd.	2,445,602	273,780	1,965,653	891,066
Samsung Thales Co., Ltd.	447,303	215,061	461,872	22,525
Bluetek Co., Ltd.	158,757	15,285	25,055	14,980
S-LCD Corp.	3,463,446	490,523	3,889,445	114,406
Samsung Electronics America Inc.	2,000,202	1,088,178	9,447,407	157,786
Samsung Electronics Latinoamerica (Zona Libre), S.A.	122,489	75,050	338,326	(7,375)
Samsung Electronics Hungarian RT. Co., Ltd.	496,444	136,807	1,652,940	155,811
Samsung Electronics (UK) Ltd.	684,509	390,893	2,670,349	56,681
PT. Samsung Electronics Indonesia	308,825	177,736	976,182	21,497
Samsung Electronics Display (M) SDN.OMD. (HSD)	290,772	119,207	955,990	42,840
Samsung Asia Private Ltd.	898,731	564,794	5,075,195	31,928
Samsung (China) Investment Co., Ltd.	682,285	388,546	1,281,434	106,361
Tianjin Samsung Electronics Co., Ltd.	236,233	113,291	600,646	48,082
Tianjin Samsung Telecom Technology Co., Ltd.	655,100	430,207	3,136,402	93,983
Samsung Electronics Suzhou LCD Co., Ltd.	163,417	7,058	78,092	4,280
Samsung Japan Co., Ltd.	1,580,039	1,357,213	9,016,707	24,171
TSST Japan Co., Ltd.	382,393	341,754	1,395,532	22,311
Others	13,488,295	9,730,735	52,312,960	595,826

(In millions of Korean won)

	2005			
	Assets	**Liabilities**	**Sales**	**Net income (loss)**
Samsung SDI Co., Ltd.	₩ 5,729,771	₩ 1,157,894	₩ 5,718,899	₩ 240,074
Samsung Electro-Mechanics Co., Ltd.	2,774,120	1,098,202	2,231,204	(67,291)
Samsung Kwangju Electronics Co., Ltd.	764,507	182,963	2,246,642	54,781
Samsung Card Co., Ltd.	12,838,904	11,376,815	2,417,088	(1,301,251)
Samsung Techwin Co., Ltd.	1,624,359	912,420	2,391,351	86,444
Samsung SDS Co., Ltd.	953,142	472,665	1,875,222	147,796
Samsung Corning Co., Ltd.	700,016	139,356	615,051	(144,706)
Samsung Corning Precision Glass Co., Ltd.	1,997,442	459,687	1,702,944	780,015
Samsung Thales Co., Ltd.	348,684	138,967	452,665	27,265
Bluetek Co., Ltd.	159,053	29,076	133,547	21,129
S-LCD Corp.	2,743,325	882,476	2,009,414	(213,622)
Samsung Electronics America Inc.	1,574,582	1,077,868	8,291,434	(49,752)
Samsung Electronics Latin America Panama (Zona Libre) S.A.	169,885	75,720	281,813	8,127
Samsung Electronics Hungarian RT.	608,272	414,424	1,070,300	40,855
Samsung Electronics (U.K.) Ltd. (formerly Samsung Europe Plc.)	552,466	313,057	2,654,303	20,214
PT Samsung Electronics Indonesia	300,047	171,345	1,021,527	29,082
Samsung Electronics Display (M) SDN. OMD (HSD)	262,998	112,322	912,999	48,652
Samsung Asia Private, Ltd.	1,197,362	894,024	6,042,891	25,979
Samsung (China) Investment Co., Ltd	298,128	102,342	962,878	36,890
Tianjin Samsung Electronics Co., Ltd.	244,343	104,165	607,354	70,166
Tianjin Samsung Telecom Technology Co., Ltd.	357,247	218,129	2,666,562	100,421
Samsung Electronics Suzhou Lcd Co., Ltd.	157,801	19,737	65,372	5,970
Samsung Japan CO., Ltd.	1,597,270	1,376,643	8,853,077	16,031
TSST Japan Co., Ltd.	358,492	342,997	1,466,305	(92,964)
Others	10,843,204	7,672,884	43,143,487	410,166

Market value information of publicly listed investee companies as of December 31, 2006 and 2005, follows:

	2006		2005	
(In millions of Korean won)	Market Value	Recorded Book Value	Market Value	Recorded Book Value
Samsung SDI Co., Ltd.	₩ 596,881	₩ 920,389	₩ 1,081,441	₩ 897,461
Samsung Electro-Mechanics Co., Ltd.	766,995	394,899	680,299	373,051
Samsung Techwin Co., Ltd.	665,564	216,118	353,857	179,044

Valuation gain and loss on securities as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)

	2006				2005			
	Balance at January 1, 2006	Valuation Amount	Included in Earnings	Balance at December 31, 2006	Balance at January 1, 2005	Valuation Amount	Included in Earnings	Balance at December 31, 2005
Gains from changes in equity of equity method investments	₩ 498,476	₩ 42,715	₩ 303	₩ 540,888	₩517,856	₩ (19,380)	₩ -	₩498,476
Losses from changes in equity of equity method investments	(477,416)	(55,370)	480	(533,266)	(417,941)	(62,696)	(3,221)	(477,416)
	₩ 21,060	₩ (12,655)	₩ 783	₩ 7,622	₩ 99,915	₩ (82,076)	₩ (3,221)	₩ 21,060

11. Property, Plant and Equipment

Property, plant and equipment as of December 31, 2006 and 2005, and its movements for the years then ended consist of the following:

	2006					
(In millions of Korean won)	Land	Buildings and Structures	Machinery and Equipment	Construction-In-Progress / Machinery-In-Transit	Tools and Vehicles	Total
Balance at January 1, 2006	₩2,573,232	₩4,813,243	₩12,655,057	₩ 3,919,126	₩ 689,536	₩24,650,194
Acquisition	139	17,194	203,117	9,784,485	73,302	10,078,237
Transfer	276,892	1,334,366	8,414,193	(10,333,187)	307,736	-
Disposal	(63,136)	(87,558)	(70,267)	-	(26,621)	(247,582)
Depreciation	-	(361,920)	(4,955,767)	-	(233,229)	(5,550,916)
Others	-	(375)	(24,294)	(86,651)	1,829	(109,491)
Balance at December 31, 2006	₩2,787,127	₩5,714,950	₩16,222,039	₩ 3,283,773	₩ 812,553	₩28,820,442

	2005					
(In millions of Korean won)	Land	Buildings and Structures	Machinery and Equipment	Construction-In- Progress / Machinery - In-Transit	Tools and Vehicles	Total
Balance at January 1, 2005	₩2,058,816	₩4,128,235	₩11,354,149	₩ 1,554,377	₩ 632,230	₩19,727,807
Acquisition	5,307	19,634	320,489	9,637,687	97,578	10,080,695
Transfer	514,238	977,030	5,534,737	(7,212,212)	186,207	-
Disposal	(5,129)	(20,318)	(100,962)	-	(14,171)	(140,580)
Depreciation	-	(291,418)	(4,447,711)	-	(211,907)	(4,951,036)
Others	-	80	(5,645)	(60,726)	(401)	(66,692)
Balance at December 31, 2005	₩2,573,232	₩4,813,243	₩12,655,057	₩ 3,919,126	₩ 689,536	₩24,650,194

As of December 31, 2006, property, plant and equipment are insured against fire and other casualty losses, and business interruption losses for up to ₩50,783,591 million and ₩21,388,871 million, respectively (2005: ₩48,930,378 million and ₩21,045,012 million, respectively).

As of December 31, 2006, the value of land based on the posted price issued by the Korean tax authority amounted to ₩3,523,829 million (2005: ₩2,629,599 million).

In accordance with the Asset Revaluation Law, on January 1, 1980, 1982, 1998, and April 1, 1999, the Company revalued a substantial portion of its property, plant, equipment and investments in equity securities by ₩3,051,612 million. The remaining revaluation increments amounting to ₩1,209,161 million, net of revaluation tax, credits to deferred foreign currency translation losses and others, were credited to other capital surplus, a component of shareholders' equity.

12. Intangible Assets

The changes in intangible assets for the years ended December 31, 2006 and 2005, are as follows:

	2006			
(In millions of Korean won)	Goodwill	Intellectual Property Rights	Others	Total
Balance at January 1, 2006	₩ 1,717	₩ 231,073	₩ 233,011	₩ 465,801
Acquisition [1]	-	77,553	111,505	189,058
Disposal	-	(2,645)	(143)	(2,788)
Amortization	(856)	(54,152)	(74,685)	(129,693)
Balance at December 31, 2006	₩ 861	₩ 251,829	₩ 269,688	₩ 522,378

	2005			
(In millions of Korean won)	Goodwill	Intellectual Property Rights	Others	Total
Balance at January 1, 2005	₩ 3,673	₩ 211,842	₩ 183,861	₩ 399,376
Acquisition [1]	-	70,291	107,185	177,476
Disposal	-	(182)	(1,430)	(1,612)
Amortization	(1,956)	(50,878)	(56,605)	(109,439)
Balance at December 31, 2005	₩ 1,717	₩ 231,073	₩ 233,011	₩ 465,801

[1] Acquisitions include amounts transferred from other accounts such as construction in-progress.

The amortization expense of intangible assets for the years ended December 31, 2006 and 2005, is distributed among the following accounts:

(In millions of Korean won)

Account		2006		2005
Production costs	₩	23,820	₩	18,482
Selling and administrative expenses		37,022		26,066
Research and development expenses		68,851		64,891
	₩	129,693	₩	109,439

13. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)		2006		2005
Long-term financial instruments	₩	-	₩	57
Long-term trade receivables, net		10,502		4,794
Long-term loans receivables, net		231,239		115,253
Long-term guarantee deposits		446,337		423,165
Long-term prepaid expenses		495,906		517,727
	₩	1,183,984	₩	1,060,996

14. Foreign Currency Notes and Bonds

Unsecured foreign currency notes and bonds as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)	Due Date		2006		2005
US$ denominated					
straight bonds [1]	October 1, 2027	₩	92,960	₩	101,300
Less: Discounts			(5,643)		(5,743)
		₩	87,317	₩	95,557

[1] On October 2, 1997, the Company issued straight bonds in the amount of US$100,000 thousand at 99.85% of face value. The bonds bear interest at 7.7% per annum and will mature on October 1, 2027, with repayments to be made annually for 20 years after a ten-year grace period from the date of issuance.

Maturities of foreign currency notes, outstanding as of December 31, 2006, are as follows:

(In millions of Korean won) **For the Years Ending December 31**		**Foreign Currency Notes**
2008	₩	4,648
2009		4,648
Thereafter		83,664
	₩	92,960

15. Accrued Severance Benefits

Accrued severance benefits as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)		2006		2005
Balance at the beginning of the year	₩	1,247,667	₩	994,157
Provision for severance benefits		447,360		385,706
Transferred from affiliated companies		1,452		2,112
Actual severance payments		(143,862)		(134,308)
		1,552,617		1,247,667
Cumulative deposits to the National Pension Fund		(11,681)		(12,963)
Severance insurance deposits		(920,467)		(736,216)
Balance at the end of the year	₩	620,469	₩	498,488

16. Liability Provisions

Changes in main liability provisions for the year ended December 31, 2006, are as follows:

(In millions of Korean won)	Reference	January 1, 2006	Increase	Decrease	December 31, 2006
Warranty reserves	(A)	₩202,448	₩402,266	₩368,907	₩235,807
Royalty expenses	(B)	821,798	326,115	213,866	934,047
Long-term incentives	(C)	133,579	143,796	3,017	274,358

(A) The Company accrues warranty reserves for estimated costs of future service, repairs and recalls, based on historical experience and terms of guarantees (1~4 years).

(B) The Company makes provisions for royalty expenses related to technical assistance agreements that have not been settled. The timing of payment depends on the settlement of the agreement.

(C) The Company introduced long-term incentive plans for its executives based on a three-year management performance criteria and has made a provision for the estimated incentive cost for the accrued period. The incentive is expected to be paid after the end of 2007.

17. Commitments and Contingencies

(A) As of December 31, 2006, the Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating ₩7,623 million in loans and US$924.65 million on drawn facilities which have a maximum limit of US$2,063 million.

As of December 31, 2006, the Company is contingently liable for guarantees of indebtness for employees' housing rental deposits with a maximum limit of ₩206,171 million.

(B) As of December 31, 2006, the Company is insured against future contract commitments for up to ₩116,075 million.

(C) As of December 31, 2006, the Company has technical assistance agreements with certain companies requiring payment for use of the technology or from sales of products manufactured using such technology.

(D) As of December 31, 2006, the Company has a bank overdraft facility agreement with Hana Bank and six other banks with a combined maximum limit of ₩195,000 million.

(E) As of December 31, 2006, the Company has trade notes receivable discounting facilities with two banks, including Standard Charted First Bank Korea with a combined limit of up to ₩90,000 million; a trade financing agreement with 21 banks including Shinhan Bank for up to US$ 8,624 million; a credit sales facility agreement with five banks, including Woori Bank; and an accounts receivable factoring agreement with Korea Exchange Bank for up to ₩150,000 million. In relation to the credit sales facility agreement with Woori Bank (up to ₩70,000 million) and Kookmin Bank (up to ₩200,000 million), the Company has recourse obligations on the receivables where the extensions have been granted on the due dates. In addition, the Company also has loan facilities with accounts receivable pledged as collateral with four banks, including Woori Bank for up to ₩710,000 million.

(F) As of December 31, 2006, the Company has credit insurance against its approved foreign customers on behalf of its affiliates and subsidiaries with Korea Export Insurance Co.

(G) In 2002, the United States Department of Justice Antitrust Division (the Justice Department) initiated an investigation into alleged anti-trust violations by the sellers of Dynamic Random Access Memory ("DRAM") in the United States, which include Samsung Semiconductor Inc. (SSI), a US subsidiary of the Company. The Company and SSI entered into a plea agreement with the Justice Department on November 30, 2005 and agreed to pay US$300 million over five years. As of December 31, 2005, SSI had accrued US$300 million in provisions in its balance sheet relative to the agreement.

Following the announcement of the Justice Department's investigation, several civil class actions were filed against the Company and SSI. As a result, SSI recognized expenses amounting to US$ 67 million for the year ended December 31, 2005. SSI has recognized additional expenses amounting to US$ 93.5 million as further potential losses for the year ended December 31, 2006. The Company's management believes that although the outcome of these cases are uncertain and the results could differ from the current estimates, the difference from the actual resolution will not have a material adverse effect on the operations or financial position of the Company.

(I) The United States Department of Justice Antitrust Division (the Justice Department) and other nations' anti-trust authorities initiated an investigation into alleged anti-trust violations by the sellers of TFT-LCD and SRAM, which include the Company and some of its foreign subsidiaries.

Following the investigation of the Justice Department, several civil actions were filed against the Company and some of its foreign subsidiaries.

As of balance sheet date, the outcome of this civil action is uncertain and accordingly, the ultimate effect of this matter on the financial position of Company cannot be determined.

(J) The Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the "Shares"), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI. The Shares were to be disposed of by December 31, 2000 and if the sales proceeds fell short of ₩2,450 billion (the "Shortfall"), the Company and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion were to be distributed to the Company and the Affiliates. In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by the Company and the Affiliates.

As of the balance sheet date, the sale of the Shares has not been completed and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, the chairman of the Company, the Company and 27 of the remaining Affiliates, in connection with this agreement. The Creditors are claiming from Mr. Kun-Hee Lee, the Company and 27 of the Affiliates the agreed sales proceeds amount of ₩2,450 billion together with interest of 6% per annum from January 1, 2001, until the date the Company was served with court process and 20% per annum thereafter until settlement.

In addition, the Creditors are claiming from the Company and 27 of the Affiliates damages resulting from delays amounting to ₩2,287.9 billion (the "Damages"), the aggregate amount of monthly default interest calculated from January 1, 2001, at 19% per annum on ₩2,450 billion, with interest. Interest on the Damages has been calculated by applying 6% per annum on the monthly calculated Damages amount from the following month until the date the Company was served with court process and 20% per annum thereafter until settlement. Additional damage for delays, calculated at 19% per annum on ₩2,450 billion, is also being claimed by the Creditors from December 1, 2005, until settlement.

As of the balance sheet date, the outcome of this civil action is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

(K) As of December 31, 2006, the Company has been named as a defendant in 13 overseas legal actions filed by Matsushita Electric Industrial Co., Ltd., Commissariat A L'Energie Atomique, 02 Micro International Limited, St.Clair Intellectual Property Consultants Inc., Tadahiro Ohmi, Sony Ericsson Mobile Communications Inc., Orion IP, LLC., Agere systems Inc., Inter Digital Communications Corporation, Fujinon Corporation, Rambus Inc., ON Semiconductor Corporation and Hitachi Global Storage Technologies Netherlands B.V. for alleged patent infringements, and as a plaintiff in six overseas legal actions against Compal Electronics Inc., Matsushita Electric Industrial Co., Ltd, International Rectifier Corporation, Sony Ericsson Mobile Communications Inc., Rambus Inc. and ON Semiconductor Corporation for alleged patent infringements.

Domestic legal actions involving the Company include 7 cases as the plaintiff with total claims amounting to approximately ₩9,575 million and 25 cases excluding the Samsung Motors Inc. case, mentioned above in (J) amounting to approximately ₩131,034 million.

Considering the legal cases mentioned above and various other claims and proceedings pending as of December 31, 2006, the Company's management believes that, although the outcome of these matters is uncertain, the conclusion of these matters will not have a material adverse effect on the operations or financial position of the Company.

18. Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock that are non-voting and entitled to a minimum cash dividend at 9% of par value. In addition, the Company is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values of up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively. While the debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively

The Company is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

The Company is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. As of December 31, 2005, 8,310,000 shares of common stock and 1,060,000 shares of non-voting preferred stock had been retired over three trenches, with the Board of Directors' approval.

The Company has issued global depositary receipts ("GDR"), representing certain shares of non-voting preferred stock and common stock, at overseas stock markets are as follows:

	Number of Shares of Stock	Number of Shares of GDR
Non-voting preferred stock	7,695,272	15,390,544
Common stock	4,251,338	8,502,678

In addition to the above issuances, there have been several conversions of foreign currency convertible bonds into GDRs and conversions of the issued GDRs into original shares of common stock or non-voting preferred stock.

As of December 31, 2006, outstanding global depositary receipts consist of 24,282,604 shares for common stock (common stock equivalent: 12,141,032 shares) and 7,760,842 shares for non-voting preferred stock (preferred stock equivalent: 3,880,421 shares).

As of December 31, 2006, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital as the retirement of capital stock was recorded as a deduction from retained earnings.

19. Retained Earnings

Retained earnings as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)		2006		2005
Appropriated				
Legal reserve [1]	₩	450,789	₩	450,789
Reserve for business rationalization		7,512,101		6,512,101
Reserve for improvement of financial structure [2]		204,815		204,815
Reserve for overseas market development		510,750		510,750
Reserve for overseas investment losses		164,982		164,982
Reserve for research and human resource development		18,936,458		14,936,458
Reserve for export losses		167,749		167,749
Reserve for loss on disposal of treasury stock		2,000,000		1,350,000
Reserve for capital expenditure		6,660,814		5,504,657
		36,608,458		29,802,301
Unappropriated		7,851,731		7,563,591
	₩	44,460,189	₩	37,365,892

[1] The Commercial Code of the Republic of Korea requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock by the resolution of the Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the shareholders.

[2] In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50% of the net extraordinary gain on disposal of property, plant and equipment and 10% of net earnings for each year, until the shareholders' equity equals 30% of total assets. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

20. Dividends

The Company declared cash dividends to shareholders of common stock and preferred stock as interim dividends for the six-month periods ended June 30, 2006 and 2005, and as year-end dividends for the years ended December 31, 2006 and 2005.

Details of interim dividends and year-end dividends are as follows:

(A) Interim Dividends

(In millions of Korean won and number of shares)

		2006	2005
Number of shares eligible for dividends	Common stock	128,519,810 shares	132,435,367 shares
	Preferred stock	20,253,734 shares	20,868,071 shares
Dividend rate		10%	10%
Dividend amount	Common stock	₩ 64,260	₩ 66,218
	Preferred stock	10,126	10,434
		₩ 74,386	₩ 76,652

(B) Year-end Dividends

(In millions of Korean won and number of shares)

		2006	2005
Number of shares eligible for dividends	Common stock	128,758,653 shares	130,620,297 shares
	Preferred stock	20,253,734 shares	20,653,734 shares
Dividend rate	Common stock	100%	100%
	Preferred stock	101%	101%
Dividend amount	Common stock	₩ 643,793	₩ 653,102
	Preferred stock	102,282	104,301
		₩ 746,075	₩ 757,403

(C) Dividend Payout Ratio

(In millions of Korean won)	2006	2005
Dividends	₩ 820,461	₩ 834,055
Net income	7,926,087	7,640,213
Dividend payout ratio	10.35%	10.92%

(D) Dividend Yield Ratio

	2006		2005	
	Common Stock	Preferred Stock	Common Stock	Preferred Stock
Dividend per share	₩ 5,500	₩ 5,550	₩ 5,500	₩ 5,550
Market price [1]	611,400	486,000	644,600	486,100
Dividend yield ratio	0.90%	1.14%	0.85%	1.14%

[1] The average closing price for the prior week from 2 trading days before closing date of shareholders' list.

21. Treasury Stock

As of December 31, 2006, the Company holds 18,540,684 common shares and 2,579,693 preferred shares as treasury stocks recorded as a capital adjustment.

22. Other Capital Adjustments

Other capital adjustments as of December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)	2006	2005
Gain on valuation of available-for-sale securities	₩ 510,274	₩ 384,309
Loss on valuation of available-for-sale securities	(1,376)	(23,526)
Gain on valuation of equity-method investments	540,888	498,476
Loss on valuation of equity-method investments	(533,266)	(477,416)
Stock option compensation	539,153	616,824
	₩ 1,055,673	₩ 998,667

23. Stock Option Plan

The Company has a stock option plan that provides for the granting of stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

A summary of the terms of stock options granted is as follows:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Quantity net of forfeitures and exercises	918,656	1,032,600	596,578	84,982	250,790	560,649	7,200	10,000
Exercise price [1]	₩272,700	₩197,100	₩329,200	₩342,800	₩288,800	₩580,300	₩460,500	₩606,700
Exercise period from the date of the grant [2]	3~10years	3~10years	2~10years	2~10years	2~10years	2~10years	2~4years	2~10years

[1] The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock mergers.

[2] The options can be fully vested after two years from the date of grant.

The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the date of the grant using the following assumptions:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Risk-free interest rates	9.08%	6.04%	5.71%	6.44%	4.62%	4.60%	3.56%	4.95%
Expected stock price volatility	69.48%	74.46%	64.97%	64.90%	60.08%	43.09%	42.46%	32.71%
Expected life	4 years	4 years	3 years	3 years	3 years	3 years	3 years	3 years
Expected dividend yield	0.39%	0.89%	0.73%	0.74%	1.25%	0.73%	0.99%	1.14%

The compensation expense related to stock options amounted to ₩16,470 million for the year ended December 31, 2006, and is estimated to be ₩780 million in total in future periods.

24. Income Tax

The statutory income tax rate applicable to the Company, including resident surtax, is approximately 27.5%.

Income tax expense for the years ended December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)		2006		2005
Current income taxes	₩	1,303,601	₩	1,441,365
Deferred income taxes		(8,354)		(198,751)
Items charged directly to shareholders' equity		(5,137)		(12,355)
	₩	1,290,110	₩	1,230,259

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2006 and 2005:

(In millions of Korean won)		2006		2005
Income before tax	₩	9,216,197	₩	8,870,472
Statutory tax rate		27.5%		27.5%
Expected taxes at statutory rate		2,534,454		2,439,380
Tax credit		(1,120,247)		(1,298,666)
Others, net		(124,097)		89,545
Actual taxes	₩	1,290,110	₩	1,230,259
Effective tax rate		14.0%		13.9%

Adjustments to taxable income for the years ended December 31, 2006 and 2005, are as follows:

	2006		2005	
(in million of Korean won)	**Temporary differences**	**Non-temporary differences**	**Temporary differences**	**Non-temporary differences**
I. Inclusion in taxable income and non-deductible expenses				
Reversal of reserves	₩ -	₩ -	₩ 160,323	₩ -
Equity-method investments	-	-	163,854	-
Depreciation	72,619	-	17,440	-
Reversal of capitalized interest expense	13,000	-	24,357	-
Reversal of accrued income	219,752	-	200,208	-
Transfer to provisions	1,718,892	-	1,374,401	-
Impairment losses on investments	3,576	-	423	-
Stock options	-	81,202	-	133,473
Taxes and public charges	-	28	-	135,528
Others	80,570	39,352	334,308	58,632
II. Deduction of expenses and exclusion from taxable income				
Provision for tax reserve	-	-	(644,811)	-
Equity-method investments	(1,346,735)	-	-	-
Depreciation adjustments	(326,038)	-	(363,465)	-
Accrued income	(208,642)	-	(219,752)	-
Reversal of provisions	(1,374,401)	-	(1,112,655)	-
Amortization of deferred foreign exchange gains	(5,227)	-	(12,302)	-
Impairment losses on investments	(7,776)	-	(55,324)	-
Double taxation relief	-	(58,561)	-	(67,021)
Stock options	-	(93,478)	-	(133,830)
Others	(48,485)	(29,095)	(315,684)	(2,520)
	₩(1,208,895)	₩ (60,552)	₩ (448,679)	₩ 124,262

Deferred income tax assets and liabilities from tax effect of temporary differences including available tax credit carryforwards as of December 31, 2006, are as follows:

	Temporary Differences			Deferred Income Tax Assets (Liabilities)				
(In millions of Korean won)	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩(2,038,850)	₩ -	₩(2,038,850)	₩(560,684)	₩ -	₩(560,684)	₩(160,417)	₩ (400,267)
Equity-method investments	(1,280,755)	(1,346,735)	(2,627,490)	(287,202)	(108,721)	(395,923)	-	(395,923)
Depreciation	(684,996)	(253,870)	(938,866)	(188,374)	(69,814)	(258,188)	-	(258,188)
Capitalized interest expense	(141,647)	13,000	(128,647)	(38,953)	3,575	(35,378)	-	(35,378)
Accrued income	(219,752)	11,110	(208,642)	(60,432)	3,056	(57,376)	(57,376)	-
Accrued expenses	1,374,401	344,491	1,718,892	377,960	94,735	472,695	397,200	75,495
Deferred foreign exchange gains	25,251	(5,227)	20,024	6,944	(1,437)	5,507	-	5,507
Impairment losses on investments	55,872	(6,572)	49,300	15,365	(1,807)	13,558	-	13,558
Others	61,817	32,096	93,913	17,000	8,826	25,826	(1,260)	27,086
	₩(2,848,659)	₩(1,211,707)	₩(4,060,366)	₩(718,376)	₩ (71,587)	(789,963)	178,147	(968,110)
Gain on valuation of available-for-sale securities	₩ (530,082)	₩ (173,744)	₩ (703,826)	₩(145,773)	₩ (47,779)	(193,552)	(2,498)	(191,054)
Loss on valuation of available-for-sale securities	32,450	(30,552)	1,898	8,924	(8,402)	522	160	362
	₩ (497,632)	₩ (204,296)	₩ (701,928)	₩(136,849)	₩ (56,181)	(193,030)	(2,338)	(190,692)
Deferred tax assets arising from the carryforwards								
Tax credit carryforwards	₩ 929,603	₩ 85,229	₩ 1,014,832	₩ 897,144	₩ 82,457	979,601	979,601	-
						₩ (3,392)	₩1,155,410	₩(1,158,802)

Deferred income tax assets and liabilities from tax effect of temporary differences, including available tax credit carryforwards as of December 31, 2005, were as follows:

(In millions of Korean won)	Temporary Differences			Deferred Income Taxes				
	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩(1,554,362)	₩(484,488)	₩(2,038,850)	₩(427,449)	₩(133,235)	₩(560,684)	₩ -	₩(560,684)
Equity-method investments	(1,443,752)	162,997	(1;280,755)	(269,864)	(17,338)	(287,202)	-	(287,202)
Depreciation	(325,324)	(359,672)	(684,996)	(89,464)	(98,910)	(188,374)	-	(188,374)
Capitalized interest expense	(166,004)	24,357	(141,647)	(45,651)	6,698	(38,953)	-	(38,953)
Accrued income	(200,208)	(19,544)	(219,752)	(55,057)	(5,375)	(60,432)	(60,432)	-
Accrued expenses	1,112,655	261,746	1,374,401	305,980	71,980	377,960	339,496	38,464
Deferred foreign exchange gains	37,553	(12,302)	25,251	10,327	(3,383)	6,944	-	6,944
Impairment losses on investments	111,362	(55,490)	55,872	30,625	(15,260)	15,365	-	15,365
Others	43,154	18,663	61,817	11,866	5,134	17,000	1,059	15,941
	₩(2,384,926)	₩(463,733)	₩ (2,848,659)	₩(528,687)	₩(189,689)	(718,376)	280,123	(998,499)
Gain on valuation of available-for-sale securities	₩ -	₩(530,082)	₩ (530,082)	₩ -	₩(145,773)	(145,773)	(1,250)	(144,523)
Loss on valuation of available-for-sale securities	-	32,450	32,450	-	8,924	8,924	8,821	103
	₩ -	₩(497,632)	₩ (497,632)	₩ -	₩(136,849)	(136,849)	7,571	(144,420)
Deferred tax assets arising from the carryforwards								
Tax credit carryforwards	₩ 565,227	₩ 364,376	₩ 929,603	₩ 508,704	₩388,440	897,144	619,986	277,158
						₩ 41,919	₩907,680	₩(865,761)

The Company periodically assesses its ability to realize deferred income tax assets. In the event of significant uncertainty regarding the Company's ultimate ability to realize such assets, a valuation allowance is recorded to reduce the assets to their estimated realizable value.

As of December 31, 2006, the Company did not recognize the income tax effect of a ₩399,034 million (2005: ₩411,691 million) temporary difference resulting from the revaluation of land as the Company does not expect cash inflows from the revaluation in the foreseeable future.

As of December 31, 2006, the Company did not recognize the income tax effect of a ₩253,358 million (2005: ₩236,383 million) temporary difference resulting from earnings arising from equity method investments as the Company does not expect cash inflows, such as proceeds from the disposal of, or receipts of dividends from equity-method investments, within the foreseeable future.

Deferred income tax assets and liabilities and income tax expense charged directly to shareholders' equity as of and for the years ended December 31, 2006 and 2005, are as follows:

(In millions of Korean won)	2006	2005
I. Deferred income tax assests and liabilities		
Gain on valuation of available-for-sale securities	₩ (193,552)	₩ (145,773)
Loss on valuation of available-for-sale securities	522	8,924
	₩ (193,030)	₩ (136,849)
II. Income tax expense		
Gain on sale of treasury stock	₩ (1,656)	₩ (12,355)
Asset revaluation surplus	(3,481)	-
	₩ (5,137)	₩ (12,355)

25. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Ordinary income per share is calculated by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the year.

Basic earnings per share for the years ended December 31, 2006 and 2005, are calculated as follows:

(In millions and number of shares)	2006	2005
Net income as reported on the statements of income	₩ 7,926,087	₩ 7,640,213
Adjustments:		
Dividends for preferred stock	(112,408)	(114,735)
Undeclared participating preferred stock dividend	(965,779)	(929,258)
Net income available for common stock	6,847,900	6,596,220
Weighted-average number of common shares outstanding	129,499,781	132,003,416
Earnings per share (in Korean won)	₩ 52,880	₩ 49,970

Diluted earnings per share for the years ended December 31, 2006 and 2005, are calculated as follows:

(In millions and number of shares)	2006	2005
Net income available for common stock	₩ 6,847,900	₩ 6,596,220
Adjustment:		
Compensation expense for stock options	-	2,437
Net income available for common stock and common equivalent shares	6,847,900	6,598,657
Weighted-average number of shares of common stock and common equivalent shares [1] outstanding	131,388,160	134,314,164
Diluted earnings per share (in Korean won)	₩ 52,120	₩ 49,128

[1] Common equivalent shares

	2006		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Stock options	1,888,379	365/365	1,888,379

	2005		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Stock options	2,310,748	365/365	2,310,748

The number of dilutive shares of outstanding stock options is calculated by applying the treasury stock method.

Under the treasury stock method, the proceeds from the exercise of the stock options are assumed to be used to purchase common stock at the average market price. The incremental number shares which is the difference between the number of shares assumed to be issued and the number of shares assumed to be purchased, is included in the denominator in calculating diluted earnings per share.

26. Related Party Transactions

Consolidated subsidiaries as of December 31, 2006, are as follows:

Location	Subsidiaries
Korea	Samsung Kwangju Electronics Co., Ltd.
	Samsung Card Co., Ltd.
	STECO Co., Ltd.
	SEMES Co., Ltd.
	Samsung Electronics Service Co., Ltd.
	Living Plaza Co., Ltd.
	Bluetek Co., Ltd.
	Samsung Electronics Logitech Co., Ltd.
	Secron Co., Ltd.
	S-LCD Corp.
	Samsung Electronics Hainan Fiberoptics Korea Co., Ltd. (SEHF-K)
	International Cyber Marketing, Inc.
Americas	Samsung Electronics Canada Inc. (SECA)
	Samsung Electronics America Inc. (SEA)
	Samsung Electronics Latinoamerica (Zona Libre), S.A. (SELA)
	Samsung Electronics Mexico S.A. De C.V. (SEM)
	Samsung Electronics Argentina S.A. (SEASA)
	Samsung Receivables Corporation (SRC)
	Samsung Semiconductor Inc. (SSI)
	Samsung Information Systems America Inc. (SISA)
	Samsung Telecommunications America Inc. (STA)
	Samsung International Inc. (SII)
	Samsung Austin Semiconductor, LLC. (SAS)
	Samsung Mexicana S.A. De C.V. (SAMEX)
	Samsung Electronics Latinoamerica Miami, Inc. (SEMI)
	Samsung Electronica Columbia S.A. (SAMCOL)
	Samsung Electronica Da Amazonia LTDA. (SEDA)
	SEMES America Inc.
	Samsung Electronics Chile
	Samsung Semiconductor International Inc.
	Samsung Semiconductor Mexico, S.A. De C.V.
	Tasman Properties, Inc.
Europe	Samsung Electronics Iberia, S.A. (SESA)
	Samsung Electronics Nordic AB (SENA)
	Samsung Electronics Hungarian RT. Co., Ltd. (SEH)
	Samsung Electronics Portuguesa S.A. (SEP)
	Samsung Electronics France S.A. (SEF)
	Samsung Electronics (UK) Ltd. (SEUK)
	Samsung Electronics Holding GmbH (SEHG)

Location	Subsidiaries
Europe	Samsung Electronics Italia S.P.A. (SEI)
	Samsung Electronics South Africa (Pty) Ltd. (SSA)
	Samsung Electronics Benelux B.V. (SEBN)
	Samsung Electronics Poland, SP.ZO.O (SEPOL)
	Samsung Semiconductor Europe Limited (SSEL)
	Samsung Electronics GmbH (SEG)
	Samsung Semiconductor Europe GmbH (SSEG)
	Samsung Electronics Austria GmbH (SEAG)
	Samsung Electronics Overseas B.V. (SEO)
	Samsung Electronics Europe Logistics B.V. (SELS)
	Closed Joint Stock Company Samsung Electronics Russia (SER)
	Samsung Electronics RUS Co. (SERC)
	Samsung Electronics Slovakia s.r.o (SESK)
	Samsung Russia Service Center, Ltd. (SRSC)
	Samsung-Crosna Joint Stock Company
	Samsung Electronics Ukraine
	Samsung Telecommunications Benelux
	Samsung Electronics Limited
	Samsung Telecoms (UK) Ltd.
	Samsung Electronics Manufacturing (UK) Ltd.
	Samsung Electronics Kazakhstan
	Samsung Semiconductor France S.A.R.L
	Samsung Semiconductor Italia S.R.L
	Samsung Semiconductor Sweden AB.
Asia	Samsung Yokohama Research Institute (SYRI)
	Samsung Electronics Australia Pty. Ltd. (SEAU)
	PT. Samsung Electronics Indonesia (SEIN)
	Samsung Asia Private Ltd. (SAPL)
	Samsung Electronics Asia Holding Pte. Ltd. (SEAH)
	Samsung Electronics Display (M) SDN.OMD. (HSD) (SDMA)
	Samsung Electronics Malaysia SDN.BHD. (SEMA)
	Samsung Vina Electronics Co., Ltd. (SAVINA)
	Samsung Gulf Electronics Co., Ltd. (SGE)
	Samsung India Electronics Ltd. (SIEL)
	Thai-Samsung Electronics Co., Ltd. (TSE)
	Samsung Electronics Philippines Corporation (SEPCO)
	Samsung Electronics Philippine Manufacturing Corp. (SEPHIL)
	Samsung Japan Co., Ltd. (SJC)
	PT. Samsung Telecommunications Indonesia (STIN)
	Samsung Malaysia Electronics SDN.BHD. (SME)
	Samsung India Software Operations Pvt. Ltd. (SISO)
	Samsung Telecommunications India (STI)
	Batino Realty Corporation

Location	Subsidiaries
China	Samsung Electronics Hong Kong Co., Ltd. (SEHK)
	Samsung Electronics Taiwan Co., Ltd. (SET)
	Samsung Electronics Huizhou Co., Ltd. (SEHZ)
	Samsung Electronics (Shandong) Digital Printing Co., Ltd. (SSDP) (formerly known as Shandong-Samsung Telecommunications Co., Ltd. (SST))
	Samsung Electronics Suzhou Semiconductor Co., Ltd. (SESS)
	Suzhou Samsung Electronics Co., Ltd. (SSEC)
	Samsung (China) Investment Co., Ltd. (SCIC)
	Tianjin Samsung Electronics Co., Ltd. (TSEC)
	Tianjin Samsung Electronics Display Co., Ltd. (TSED)
	Tianjin Tongguang Samsung Electronics Co., Ltd. (TTSEC)
	Tianjin Samsung Telecom Technology Co., Ltd. (TSTC)
	Samsung Electronics Suzhou LCD Co., Ltd. (SESL)
	Samsung Electronics Suzhou Computer Co., Ltd. (SESC)
	Shanghai Samsung Semiconductor Co., Ltd. (SSS)
	Shenzhen Samsung Kejian Mobile Telecommunication Technology Co., Ltd. (SSKMT)
	Samsung Electronics Hainan Fiberoptics Co., Ltd (SEHF)
	Samsung Electronics Beijing Service Co., Ltd. (SBSC)
	Hangzhou Samsung Eastcom Network Technology Co., Ltd. (HSEN)
	Beijing Samsung Telecom. R&D Center.
	Samsung Electronics China R&D Center
	Samsung Semiconductor China R&D., Ltd.
	Samsung Electronics Sehenzhen Co.,Ltd.

Significant transactions with related parties for the years ended December 31, 2006 and 2005, and the related receivables and payables as of December 31, 2006 and 2005, are as follows:

(In millions of Korean won)	2006			
	Sales	**Purchases**	**Receivable**	**Payable**
Subsidiaries				
S-LCD Corporation	₩ 930,983	₩ 1,940,542	₩ 327,564	₩ 161,129
Samsung Kwangju Electronics Co., Ltd.	21,659	1,883,922	1,097	342,032
Samsung Japan Co., Ltd	3,798,069	2,100,737	13,140	244,467
Samsung Telecommunications America Inc.	1,248,304	401,378	3,186	166,839
Samsung Electronics Taiwan Co., Ltd.	3,987,161	578,541	55,441	42,696
Samsung Semiconductor Inc.	6,797,940	9,471	93,545	-
Samsung Asia Private Ltd.	2,318,294	880,677	20,322	36,921
Samsung Electronics Hong Kong Co., Ltd.	2,293,407	1,053,224	33,143	40,261
Samsung Electronics America Inc.	619,432	1,310,381	6,716	65,619
Samsung Semiconductor Europe GmbH	3,866,865	5,405	39,527	3,324
Samsung Electronics Overseas B.V.	1,726,447	58,595	67,731	20,103
Samsung Electronics (UK) Ltd.	1,386,474	122,189	5,584	54,091
Samsung Electronics France S.A.	989,792	31,421	3,305	24,730
Samsung Semiconductor Europe Limited	1,289,931	148	26,841	3,702
Samsung International Inc.	678,497	15,517	49,287	2,010
Samsung Electronics Italia S.P.A.	797,545	45,937	1,730	41,100
Tianjin Samsung Telecom Technology Co., Ltd.	2,549,547	179	67,542	-
Samsung Electronics Suzhou Computer Co., Ltd.	125,752	290,226	9,274	41,010
Others	11,069,080	3,183,070	382,792	593,320
	₩46,495,179	₩13,911,560	₩ 1,207,767	₩ 1,883,354

(In millions of Korean won)	2006			
	Sales	Purchases	Receivable	Payable
Equity Investees				
Samsung SDI Co., Ltd.	₩ 168,755	₩ 1,279,239	₩ 19,300	₩ 127,143
Samsung SDS Co., Ltd.	46,032	693,679	13,477	126,857
Samsung Electro-Mechanics Co., Ltd.	40,187	1,090,620	8,532	86,312
Samsung Corning Precision Glass Co., Ltd	5,793	724,817	100	4,254
Samsung Techwin Co., Ltd.	75,363	578,741	24,200	50,216
Seoul Commtech Co., Ltd	7,783	96,744	2,760	36,411
Others	12,255	379,001	25,952	42,737
	₩ 356,168	₩ 4,842,841	₩ 94,321	₩ 473,930
Others				
Samsung Corporation	₩ 31,335	₩ 1,729,644	₩ 28,630	₩ 499,446
iMarket Korea Inc.	42,117	334,574	13,066	102,870
Samsung Life Insurance Co., Ltd	43,741	13,392	20,926	565
Cheil Communications Inc.	1,197	283,991	62	205,040
Samsung Everland	1,396	227,633	213,362	37,614
Samsung Heavy Industries Co., Ltd.	17,714	153,616	12,832	14,558
Samsung Fire & Marine Insurance Co., Ltd.	14,547	156,753	707	2,030
Samsung America Inc.	-	43,089	-	103,834
Samsung Deutschland GmbH	-	1,103,072	-	123,334
Others	109,570	358,003	9,663	79,723
	₩ 261,617	₩ 4,403,767	₩ 299,248	₩ 1,169,014

(In millions of Korean won)	2005			
	Sales	Purchases	Receivable	Payable
Local Companies				
Samsung Corporation	₩ 42,164	₩ 1,647,112	₩ 37,791	₩ 402,303
Samsung SDI Co., Ltd.	237,925	1,650,220	24,347	189,104
Samsung Electronics Service Co., Ltd.	202,504	270,025	64,439	102,859
Samsung Kwangju Electronics Co., Ltd.	70,543	2,094,450	1,818	291,988
Samsung Electro-Mechanics Co., Ltd.	33,234	1,013,365	9,875	83,243
iMarket Korea Inc.	46,598	276,742	14,891	93,086
Samsung SDS Co., Ltd.	36,739	619,709	10,079	128,190
Samsung Heavy Industries Co., Ltd.	6,920	145,553	6,950	32,873
Seoul Commtech Co., Ltd	7,629	136,327	1,320	36,528
Samsung Corning Precision Glass Co., Ltd.	11,255	544,036	1,455	42,680
Bluetek Co., Ltd.	2,794	84,850	16	7,184
Samsung Everland	1,079	214,886	212,021	35,754
Cheil Communications Inc.	2,385	294,581	122	200,476
Samsung Electronics Logitech Co., Ltd.	1,844	786,413	256	44,243
Living Plaza	806,148	5,917	863	14,976
SEMES Co., Ltd.	3,473	155,812	5,297	50,139
Samsung Networks Inc.	7,712	97,839	2,373	18,790
Samsung Techwin Co., Ltd.	33,584	512,712	16,327	51,256
S-LCD Co., Ltd.	1,060,137	1,049,016	375,505	185,947
STECO, Ltd.	-	273,388	-	24,445
Samsung Fire & Marine Insurance Co., Ltd.	14,846	147,126	1,549	1,880
Samsung Engineering Co., Ltd.	287	146,186	65	71,972
Other local companies	68,363	442,741	61,458	84,281
	₩ 2,698,163	₩12,609,006	₩ 848,817	₩ 2,194,197

(In thousands of U.S. dollars)	2005			
	Sales	**Purchases**	**Receivable**	**Payable**
Foreign Companies				
Samsung Semiconductor Inc.	$ 6,261,996	$ 9,790	$ 74,038	$ -
Samsung Telecommunications America Inc.	1,920,546	406,101	288	207,101
Samsung Japan Co., Ltd.	3,273,323	2,258,409	102,846	161,010
Samsung Electronics Taiwan Co., Ltd.	3,306,485	349,443	5,331	20,550
Samsung Semiconductor Europe GmbH	3,812,186	3,976	16,846	3,284
Samsung Electronics Hong Kong Co., Ltd.	1,895,558	1,026,041	11,814	53,926
Samsung Asia Private Ltd.	2,944,364	742,849	16,793	50,340
Samsung Electronics Overseas B.V.	1,849,076	39,999	22,540	12,824
Samsung Semiconductor Europe Ltd.	1,148,154	500	12,847	225
Tianjin Samsung Telecom Technology Co., Ltd.	1,985,309	15	51,574	3
Samsung Electronics (UK) Ltd.	1,449,678	271,828	2,213	28,974
Samsung Electronics America Inc.	794,858	1,271,171	3,987	97,041
Samsung Electronics Suzhou LCD Co., Ltd.	14,497	63,837	5,558	7,332
Samsung Electronics GmbH	1,014,979	54,029	835	33,086
Other foreign companies	10,686,974	1,187,044	367,610	199,046
	$ 42,357,983	$ 7,685,032	$ 695,120	$ 874,742

As of December 31, 2006, lease receivables under finance lease amounting to ₩223,488 million (December 31, 2005: ₩269,179 million) are included in the receivables from S-LCD Corporation.

As of December 31, 2006, the balance of beneficiary certificates from Samsung Securities Co., Ltd. amounted to ₩1,156,158 million (December 31, 2005: ₩904,314 million).

With regard to the above receivables, the Company recognized allowances for doubtful accounts amounting to ₩13,154 million and bad debt expenses amounting to ₩472 million for the year ended December 31, 2006.

Key Management Compensations
For the year ended December 31, 2006, the Company recognized expenses for short-term benefits of ₩26,017 million, long-term benefits of ₩15,379 million and severance benefits of ₩7,118 million as key management compensation. Key management consists of registered executive officers who have the authority and responsibility in the planning, directing and controlling of Company operations.

27. Research and Development Costs

Research and development costs incurred and expensed for the years ended December 31, 2006 and 2005, consist of the following:

(In millions of Korean won)		2006		2005
Research expenses	W	2,249,733	W	2,170,519
Ordinary development expenses		3,326,568		3,239,252
	W	5,576,301	W	5,409,771

28. Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2006 and 2005, assets and liabilities dominated in foreign currencies and related gains and losses on foreign currency translation for the year ended December 31, 2006, are as follows:

(In millions of Korean won and foreign currencies in thousands)

Account		2006 Foreign Currencies	2006 Korean won Equivalent	2006 Translation Loss	2006 Translation Gain	2005 Korean won Equivalent
Foreign currency deposits	USD	160,127,755	W 148,855	W -	W 9	W 132,407
	JPY	420,072,461	3,284	-	-	2,652
	EUR	1,964,509	2,401	-	-	2,073
	Others		869	-	-	1,052
			155,409	-	9	138,184
Trade accounts and notes receivable	USD	893,208,029	830,326	7,544	922	522,780
	JPY	3,901,460,972	30,503	5,597	-	36,718
	EUR	21,850,050	26,706	23	1	14,837
	Others		4,335	-	6	12,453
			891,870	13,164	929	586,788
Other accounts and notes receivable	USD	280,072,101	260,355	2,434	80	247,043
	JPY	478,398,804	3,740	41	-	94
	EUR	23,389,107	28,587	100	131	17,777
	Others		44,228	139	469	3,244
			336,910	2,714	680	268,158
Other assets	USD	80,920,039	75,223	1,152	4	74,865
	EUR	1,339,294	1,710	46	-	2,557
	Others		1,671	708	50	1,772
			78,604	1,906	54	79,194

(In millions of Korean won and foreign currencies in thousands)

Account		2006 Foreign Currencies	2006 Korean won Equivalent	2006 Translation Loss	2006 Translation Gain	2005 Korean won Equivalent
Trade accounts and notes payable	USD	592,348,993	₩ 550,648	₩ 2,425	₩ 21	₩ 521,014
	JPY	29,422,474,565	230,034	13	1,043	175,712
	EUR	3,123,171	3,817	13	-	1,149
	Others		1,686	3	-	47
			786,185	2,454	1,064	697,922
Other accounts and notes payable	USD	969,989,217	901,702	2,443	17,815	937,882
	JPY	21,751,405,923	170,059	4	1,230	84,040
	EUR	253,465,048	309,795	793	100	111,404
	Others		75,010	300	335	53,482
			1,456,566	3,540	19,480	1,186,808
Other current liabilities	USD	982,260,844	913,110	52	43,041	668,551
	JPY	4,289,652,609	33,538	-	3,763	19,510
	EUR	172,600,106	210,959	16	14,680	85,120
	Others		5,420	19	231	1,837
			1,163,027	87	61,715	775,018
Other long-term liabilities (including current portions)	USD	317,753,081	295,383	4,978	32,611	316,533
	Others		41,078	145	116	51,972
			336,461	5,123	32,727	368,505
Foreign currency Notes and bonds (including current portions)	USD	100,000,000	92,960	-	8,340	101,300
Total				₩ 28,988	₩ 124,998	

29. Supplementary Information for Computation of Value Added

The accounts and amounts, included in cost of sales and selling, general and administrative expenses, needed for the computation of value added for the years ended December 31, 2006 and 2005, are as follows:

	Cost of Sales		Selling, General and Administrative Expenses		Research and Development Costs	
(In millions of Korean won)	2006	2005	2006	2005	2006	2005
Wages and salaries	₩1,929,241	₩1,634,508	₩ 745,413	₩ 784,163	₩1,680,067	₩1,373,302
Provision for severance benefits	191,716	162,330	86,522	81,736	169,122	141,641
Employee benefits	259,287	237,392	90,701	97,888	168,928	160,123
Rent	35,108	30,307	24,880	22,824	20,173	20,633
Depreciation and amortization expenses	4,919,661	4,381,022	144,455	145,170	616,493	534,283
Taxes and dues	91,283	124,596	46,426	131,049	56,590	53,001

30. Segment Information

A summary of financial data by business segment and geographic area as of and for the years ended December 31, 2006 and 2005, are as follows:

	2006 Summary of Business by Segment					
(In millions of Korean won)	Digital Media	Telecom-munications	Semi-conductor	LCD	Digital Appliances	Others
Sales						
Net sales to external customers	₩ 6,297,900	₩ 18,236,247	₩ 19,081,112	₩ 11,702,224	₩ 3,086,669	₩ 568,613
Intersegment sales	49,428	4,032	1,725,733	889,036	5,497	177,729
	₩ 6,347,328	₩ 18,240,279	₩ 20,806,845	₩ 12,591,260	₩ 3,092,166	₩ 746,342
Operating profit (loss)	₩ (366,820)	₩ 1,738,601	₩ 5,032,021	₩ 648,641	₩ (171,305)	₩ 52,795
Property, plant and equipment and Intangible assets	₩ 647,458	₩ 1,286,259	₩ 16,860,862	₩ 7,441,542	₩ 123,727	₩2,982,972
Depreciation and Amortization	₩ 70,542	₩ 238,806	₩ 3,919,169	₩ 1,279,111	₩ 22,136	₩ 150,845

	2005 Summary of Business by Segment					
(In millions of Korean won)	Digital Media	Telecom-munications	Semi-conductor	LCD	Digital Appliances	Others
Sales						
Net sales to external customers	₩ 6,484,657	₩ 18,818,258	₩ 18,334,808	₩ 9,710,174	₩ 3,383,392	₩ 726,381
Intersegment sales	61,843	6,361	1,834,621	1,099,559	5,245	199,326
	₩ 6,546,500	₩ 18,824,619	₩ 20,169,429	₩ 10,809,733	₩ 3,388,637	₩ 925,707
Operating profit (loss)	₩ (313,723)	₩ 2,295,451	₩ 5,457,726	₩ 734,834	₩ (91,446)	₩ (23,067)
Property, plant and equipment and Intangible assets	₩ 681,537	₩ 1,306,464	₩ 14,112,483	₩ 6,169,736	₩ 154,462	₩2,691,313
Depreciation and Amortization	₩ 62,698	₩ 211,973	₩ 3,672,137	₩ 954,903	₩ 22,538	₩ 136,226

	Summary of Sales by Geographic Area				
	South Korea	Asia (excluding South Korea)	Europe	America	Africa
2006	₩ 10,748,712	₩ 27,168,605	₩ 12,364,585	₩ 8,290,900	₩ 399,963
2005	₩ 10,294,909	₩ 24,360,510	₩ 13,660,336	₩ 8,639,968	₩ 501,947

31. Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the years ended December 31, 2006 and 2005, are as follows:

(In millions of Korean won)		2006		2005
Write-off of accounts receivables and others	₩	1,767	₩	548
Gain on valuation of available-for-sale securities		178,287		510,484
Loss on valuation of available-for-sale securities		1,898		(7,554)
Decrease in gain on valuation of available-for-sale securities due to disposal		4,543		10,536
Decrease in loss on valuation of available-for-sale-securities due to disposal		32,450		1,618
Deferred tax effects applicable to gain on valuation of investment securities		47,779		145,773
Deferred tax effects applicable to loss on valuation of investment securities		8,402		8,924
Reclassification of construction-in-progress and machinery-in-transit to other property, plant and equipment accounts		10,333,187		7,212,212
Reclassification of construction-in-progress to intangible assets		69,011		56,105
Reclassification of construction-in-progress to lease payment receivables		17,640		4,621
Current maturities of long-term prepaid expenses		193,860		143,379
Current maturities of other long-term liabilities		190,663		123,703
Current maturities of long-term advances received		165,917		-

32. Three-Month Period Information

Financial information for the three-month periods ended December 31, 2006 and 2005, are as follows:

(In millions of Korean won)	Three-Month Period Ended December 31, 2006		Three-Month Period Ended December 31, 2005	
Sales	₩	15,689,173	₩	15,519,517
Operating profit		2,052,407		2,135,086
Net income		2,345,627		2,563,394
Basic earnings per share (in Korean won)		15,747		16,979
Diluted earnings per share (in Korean won)		15,516		16,656

33. Subsequent Events

These financial statements as of and for the year ended December 31, 2006, were approved by the Board of Directors on January 12, 2007.

On January 12, 2007, the Board of Directors approved the purchase of treasury stocks consisting of 2,800,000 common shares and 400,000 preferred shares between January 16, 2007 and April 15, 2007, for the purpose of stock price stabilization.

Report of Independent Accountants'
Review of Internal Accounting Control System

To the President of
Samsung Electronics Co., Ltd.

We have reviewed the accompanying management's report on the operations of the Internal Accounting Control System ("IACS") of Samsung Electronics Co., Ltd. (the "Company") as of December 31, 2006. The Company's management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management's report on the operations of the IACS and issue a report based on our review. The management's report on the operations of the IACS of the Company states that "based on its assessment of the operations of the IACS as of December 31, 2006, the Company's IACS has been designed and is operating effectively as of December 31, 2006 in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association."

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management's report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company's IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company's IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management's report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company's IACS as of December 31, 2006, and we did not review management's assessment of its IACS subsequent to December 31, 2006. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers
January 30, 2007

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Audit Committee of
Samsung Electronics Co., Ltd.

I, as the Internal Accounting Control Officer ("IACO") of Samsung Electronics Co., Ltd. ("the Company"), assessed the status of the design and operations of the Company's internal accounting control system ("IACS") for the year ended December 31, 2006.

The Company's management including the IACO is responsible for designing and operating the IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause misstatements to the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standards to assess the design and operations of the IACS.

Based on the assessment on the operations of the IACS, in all material respects, the design and operations of the Company's IACS were effective as of December 31, 2006, in accordance with the IACS standards.

January 12, 2007

Choi, Do-Suk
Internal Accounting Control System Officer

Yoon , Jong-Yong
Chief Executive Officer or President

END